   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 1997.
                                                    REGISTRATION NO. 333-22895

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               AMENDMENT NO. 1
                                      TO
                                  FORM SB-2


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              PIVOT RULES, INC.

                (Name of small business issuer in its charter)

              NEW YORK                             5136                       13-3612110
  (State or other jurisdiction of      (Primary Standard Industrial        (I.R.S. Employer
   incorporation or organization)      Classification Code Number)      Identification Number)

                             80 WEST 40TH STREET
                           NEW YORK, NEW YORK 10018
                                (212) 944-8000
        (Address and telephone number of principal executive offices)

                  E. KENNETH SEIFF, CHIEF EXECUTIVE OFFICER
                              PIVOT RULES, INC.
                             80 WEST 40TH STREET
                           NEW YORK, NEW YORK 10018
                                (212) 944-8000
          (Name, address and telephone number of agent for service)

                                  Copies to:


           RICHARD A. GOLDBERG, ESQ.              DAVID ALAN MILLER, ESQ.
  Shereff, Friedman, Hoffman & Goodman, LLP       Graubard Mollen & Miller
               919 Third Avenue                       600 Third Avenue
           New York, New York 10022               New York, New York 10016
                (212) 758-9500                         (212) 818-8800

               APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration
                                  Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]


   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED APRIL 17, 1997

PROSPECTUS

[PIVOT RULES LOGO]                                       [THREE GOLFER LOGO]

1,500,000 SHARES OF COMMON STOCK AND
1,500,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

All of the 1,500,000 shares of common stock ("Common Stock") and 1,500,000 Redeemable Common Stock Purchase Warrants ("Warrants") offered hereby (collectively, "Securities") are being sold by Pivot Rules, Inc. ("Company"). Each Warrant entitles the holder to purchase one share of Common Stock for
$         [100% of the per-share offering price] during the four-year period commencing one year after the date of this Prospectus. The Company may redeem the Warrants, at any time after they become exercisable, at a price of $.01 per Warrant upon not less than 30 days' prior written notice if the last sale price of the Common Stock has been at least 165% of the then exercise price
of the Warrants (initially $     ) on 20 out of the 30 consecutive trading
days ending on the third day prior to the day on which such notice is given. See "Description of Securities."


Prior to this offering ("Offering"), there has been no public market for the Securities and there can be no assurance that any such market will develop. It is currently anticipated that the initial public offering prices will be between $5 and $6 per share of Common Stock and $.10 per Warrant. See "Underwriting" for information relating to the factors considered in determining the initial public offering price of the Securities and the exercise price of the Warrants. The Company has applied for quotation of the Common Stock and Warrants on the Nasdaq Small Cap Market under the symbols "PVTR" and "PVTRW," respectively, and for listing of the Common Stock and Warrants on the Boston Stock Exchange under the trading symbols "PVR" and "PVRW," respectively.

The registration statement of which this Prospectus forms a part also relates to the offer and sale by certain persons ("Selling Securityholders") of Warrants ("Bridge Warrants") issued to the Selling Securityholders in connection with the Company's January 1997 bridge financing ("Bridge Financing"). The securities offered by the Selling Securityholders are not part of the underwritten Offering and the Company will not receive any proceeds from the sale of the Bridge Warrants. The Selling Securityholders may not sell such securities for a period of one year from the date of this Prospectus.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" AT PAGE 7 AND "DILUTION" AT PAGE 13.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------

                       PRICE         UNDERWRITING        PROCEEDS
                        TO           DISCOUNTS AND          TO
                      PUBLIC        COMMISSIONS(1)      COMPANY(2)
---------------  ---------------  -----------------  ---------------
Per Share ......         $                 $                 $
---------------  ---------------  -----------------  ---------------
Per Warrant.....         $                 $                 $
---------------  ---------------  -----------------  ---------------
Total(3)........         $                 $                 $
---------------  ---------------  -----------------  ---------------

-----------------------------------------------------------------------------
(1) Does not include a 3% nonaccountable expense allowance which the Company has agreed to pay to the Underwriter. The Company has also agreed to sell to the Underwriter an option to purchase 150,000 shares of Common Stock and/or 150,000 Warrants ("Underwriter's Purchase Option") and to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended

       ("Securities Act"). See "Underwriting."

(2)    Before deducting expenses payable by the Company estimated at
       approximately $       .

(3) The Company has granted the Underwriter an option, exercisable within 45 days from the date of this Prospectus, to purchase up to an additional 225,000 shares of Common Stock and/or 225,000 Warrants on the same terms as set forth above, solely for the purpose of covering over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions
       and Proceeds to the Company will be $       , $        and $       ,
       respectively. See "Underwriting."

The Securities are being offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify this Offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the Securities will be made against payment therefor at the offices of the Underwriter in New York City
on or about         , 1997.

                             [GKN SECURITIES LOGO]

         , 1997

   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OR WARRANTS, INCLUDING SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

"Pivot Rules"(Registered Trademark), "The Rules Have Changed"(Registered Trademark), "Clothes To Play A Round In"(Registered Trademark), the "Three Golfer" design mark and the "Three Golfer and Flag" design mark are registered trademarks of Pivot Rules, Inc.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, all information in this Prospectus has been adjusted to reflect an 8,862.6292-to-1 stock split effected on January 2, 1997.

                                 THE COMPANY

   The Company designs, sources and markets a full collection of golf lifestyle sportswear for men under the Pivot Rules brand name and registered trademark. Its current products include knit and woven shirts, sweaters, sweatshirts, pants, shorts, outerwear, hats and socks, many of which carry the Company's distinctive "Three Golfer" logo. The Company focuses its design efforts on creating products with updated styling, innovative design and superior comfort and fit, utilizing natural fibers and bright colors. The Company seeks to distinguish its products from its competitors' products by incorporating many unique details into its garments, thereby creating a "branded" look. The Company believes that by integrating its marketing, packaging and in-store fixturing programs, it will be able to build a lifestyle image that consumers will link with the Pivot Rules brand name.

   Historically, golf apparel has been marketed largely to avid golfers and has been sold primarily at country clubs and pro shops. In recent years, however, these products increasingly have appealed to a broader group of consumers. As golf apparel has become more fashionable, a new market segment has developed--golf lifestyle sportswear. The Company believes that this new market segment results from the confluence of several trends, including (i) the increased interest among the general population in quality of life and leisure activities, (ii) the general success of lifestyle-oriented sportswear, (iii) the increasing prominence of both professional and celebrity golfers, (iv) the increased media coverage of golf, and (v) the advent of "casual Fridays" and the increasing acceptance of casual apparel in the workplace. Golf lifestyle sportswear is now sold not only to avid golfers but also to consumers who identify with the lifestyle associated with golf and similar leisure activities. As a result, department stores, catalogs, sporting goods stores, discounters and specialty stores have joined country clubs and pro shops as popular places to purchase golf apparel.

   In 1991, having recognized these changes in the golf apparel market in their incipience, the Company became one of the pioneers in selling golf lifestyle apparel collections through these new channels of distribution. Initially, the Company sold its products in the "upper moderate" price segment, primarily to better department stores, specialty stores and catalogs. Because such retailers typically purchased small quantities of a given product style, the Company utilized small production runs and its profitability was dependent upon high margins. Based on this strategy, the Company's net sales grew from approximately $2.2 million in 1992 to $6.3 million in 1995.

   By 1996, an increasing number of new market entrants had begun to sell golf lifestyle apparel collections in the "upper moderate" price segment and the Company determined that a disproportionate amount of competition existed in this market. As a result, the Company decided to refocus its marketing efforts on the "moderate" price segment of the golf lifestyle apparel market. Based upon the superior design and quality of its products and its ability to offer the fully integrated golf lifestyle concept and brand image that it had developed in the "upper moderate" price segment of the market, the Company believed that it could achieve significant competitive advantages by repositioning its products into the "moderate" price segment. Accordingly, the Company reduced its prices and redirected its sales efforts to focus on the higher-volume retailers and other customers in the "moderate" price segment, such as department stores, sporting goods stores, catalogs and corporations, as well as discounters, including warehouse clubs. Based on this new strategy, the Company's net sales increased to $8.6 million in 1996. The Company believes that this strategy will lead to further increased sales volume and that the increased purchasing leverage resulting from this sales growth will allow it to reduce sourcing costs while maintaining product quality.

   The Company's goal is to become the leading golf lifestyle apparel collection in the "moderate" price segment. The Company has planned several marketing and advertising initiatives in order to reinforce its strategic shift in product positioning. These initiatives consist of a trade market campaign that commenced in October 1996, a national consumer advertising campaign that will be launched in the Spring of 1997, the expansion of the categories of "Pivot Rules" products offered, and the installation of concept shops and/or concept areas within targeted retailers' stores. The Company may develop or acquire new labels in order to take advantage of opportunities in a variety of other segments of the retail market.

   The Company's executive offices are located at 80 West 40th Street, New York, New York 10018 and its phone number is (212) 944-8000. The Company was founded in 1991 as Pivot Corporation and in 1994 changed its name to Pivot Rules, Inc.

                                 THE OFFERING

Securities Offered ............  1,500,000 shares of Common Stock and
                                 1,500,000 Warrants. Each Warrant entitles
                                 the holder to purchase one share of Common
                                 Stock for $   [100% of the per-share
                                 offering price] during the four year period commencing one year after the date of this Prospectus. The Company may redeem the Warrants, at any time after they become exercisable, at a price of $.01 per Warrant on not less than 30 days' prior written notice if the last sale price of Common Stock has been at least 165% of the then exercise price of the Warrants (initially
                                 $ ) on 20 out of the 30 consecutive trading days ending on the third day prior to the date on which such notice is given. See "Description of Securities."

Common Stock Outstanding Prior
 to the Offering ..............  1,200,000 shares

Common Stock to be Outstanding
 After the Offering ...........  2,700,000 shares

Proposed Nasdaq Small Cap
 Market Symbols ...............  Common Stock: PVTR
                                 Warrants:     PVTRW

Proposed Boston Stock
 Exchange Symbols .............  Common Stock: PVR
                                 Warrants:     PVRW

                               USE OF PROCEEDS

   The Company intends to apply approximately $3,000,000 of the net proceeds of this Offering to its marketing and advertising activities, approximately $2,029,000 to repay indebtedness and obligations of the Company and approximately $500,000 to the installation of concept shops and/or concept areas within targeted retailers' stores. The remaining proceeds will be used for working capital and general corporate purposes. See "Use of Proceeds."

                                 RISK FACTORS

   An investment in the Securities offered hereby involves a high degree of risk, including, without limitation, risks related to uncertainties in apparel retailing and unexpected changes in fashion trends; the acceptance of the Company's efforts to reposition its products and the risk of loss of existing and targeted retailers as a result of such repositioning; the potential failure of the Company's advertising and marketing initiatives; and the Company's limited working capital and possible need for additional financing. An investment in the Securities offered hereby should be considered only by investors who can afford the loss of their entire investment. See "Risk Factors."

                        SUMMARY FINANCIAL INFORMATION

   The summary financial data presented below as of and for the year ended December 31, 1996 is derived from the financial statements audited by Grant Thornton LLP. The summary financial data for the year ended December 31, 1995 is derived from the financial statements audited by Richard A. Eisner & Company, LLP. The summary financial data for the years ended December 31, 1994, 1993, and 1992 are derived from the unaudited financial statements of the Company. In the opinion of management, such unaudited financial statements include all adjustments necessary for the fair presentation of such data. The summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                       YEAR ENDED DECEMBER 31,
                                   --------------------------------------------------------------
                                       1992         1993         1994         1995         1996
                                   -----------  -----------  -----------  -----------  ----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Net sales .......................      $2,247       $4,488       $6,417       $6,337      $8,596
 Gross profit ....................         768        1,604        2,383        2,341       2,025
 Selling, marketing, design and
  administrative expenses ........         646        1,231        1,661        2,288       1,502
 Operating profit ................         122          373          722           53         523
 Net income (loss) ...............        $ 41       $  159       $  355        $(208)     $  135
 Net earnings (loss) per share  ..       $ .03        $ .09        $ .22       $ (.17)      $ .11
 Weighted average number of
  shares of Common Stock and
  common stock equivalents
  outstanding ....................   1,317,253    1,772,526    1,629,394    1,200,000   1,200,000

                            DECEMBER 31, 1996
                       -------------------------
                                     PRO FORMA
                         ACTUAL   AS ADJUSTED (1)
                       --------  ---------------
                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital  ....   $  175       $6,688
 Total current assets     1,255        7,259
 Total assets ........    1,636        7,510
 Total liabilities  ..    1,227          583
 Shareholders' equity    $  409       $6,927

------------
(1)    The pro forma as adjusted balance sheet information gives effect to the
       (i) receipt of the $1,500,000 gross proceeds of the Bridge Financing,
       (ii) the consummation of this Offering at an assumed public offering price of $5.50 per share of Common Stock and $.10 per Warrant, net of underwriting discounts and commissions and other expenses of this Offering, and the use of a portion of the net proceeds thereof to repay approximately $2,029,000 in indebtedness and certain other obligations, and (iii) the write-off of $138,000 of debt discount and $287,000 of debt issuance costs incurred in connection with the Bridge Financing.


   Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Warrants, the Underwriter's over-allotment option or the Underwriter's Purchase Option, and does not include: (i) 200,000 shares of Common Stock reserved for issuance upon exercise of stock options which may be granted under the Company's 1997 Stock Option Plan ("Plan"), of which options to purchase 83,000 shares of Common Stock have been granted to date, and (ii) 600,000 shares of Common Stock reserved for issuance upon the exercise of the Bridge Warrants. See "Management--Executive Compensation" and "--Stock Option Plan" and "Description of Securities--Warrants."

                                 RISK FACTORS

   The Securities offered hereby are speculative in nature and involve a high degree of risk. Accordingly, in analyzing an investment in these securities, prospective investors should carefully consider, along with the other matters referred to herein, the following risk factors. No investor should participate in this Offering unless such investor can afford a complete loss of his or her investment.


   Uncertainties in Apparel Retailing; Unexpected Changes in Fashion Trends. The apparel industry historically has been subject to substantial cyclical variations. The Company and other apparel manufacturers rely on the expenditure of discretionary income for most, if not all, of their sales. Any downturn, whether real or perceived, in economic conditions or prospects could adversely affect consumer spending habits and the Company's business, financial condition and operating results. In addition, some of the retailers to whom the Company sells or may sell are highly leveraged. To date, these developments have not had a material adverse effect on the Company. However, any material financial or other difficulties encountered by the Company's major customers could have a material adverse effect on the Company's business, financial condition and operating results. Fashion trends can change rapidly, and the Company's business is particularly sensitive to such changes because the Company typically designs and contracts for the manufacture of its products substantially in advance of sales. There can be no assurance that the Company will accurately anticipate shifts in fashion trends and adjust its merchandise mix to appeal to changing consumer tastes in a timely manner. If the Company misjudges the market for its products or is unsuccessful in responding to changes in fashion trends or in market demand, the Company could experience insufficient or excess inventory levels or higher markdowns, either of which would have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sourcing" and "--Product and Design."


   Acceptance of Repositioning. The Company has commenced a new strategy entailing the repositioning of its products at a lower price level and the marketing of its products to higher-volume retailers. In order for this strategy to succeed, the Company must sell its products to several of such retailers. The business of these retailers is extremely large in comparison to that of the Company and there can be no assurance that the Company's products will impact the retailers' business in a favorable manner, and, therefore, that such retailers will continue to carry the Company's products, even if there is a high consumer demand for such products. Accordingly, there can be no assurance that the Company's new strategy will be successful. Moreover, it is anticipated that, even if the strategy is successful, it will take some time to affect the Company's operating results. See "Business--Corporate Strategy."

   Risk of Loss of Existing and Targeted Retailers. It is likely that some or all of the Company's existing high-end retail customers will cease to do business with the Company as it moves into the higher-volume distribution channels. Moreover, the Company has recently begun testing the sale of its products to certain other discounters, including warehouse clubs. While such sales may generate significant revenue for the Company, some or all of the Company's existing or targeted retailers may refuse to purchase the Company's products if it sells to such discounters on a regular basis. Any such refusal could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Corporate Strategy."

   Potential Failure of Advertising and Marketing Initiatives. In conjunction with the Company's efforts to reposition its products, it has instituted new advertising and marketing initiatives. These initiatives are likely to require continuous expenditures to be effective. There can be no assurance that such initiatives will be successful, and even if successful, it may take some time for their effects to translate into increased sales. The failure of these advertising and marketing initiatives could have a material adverse effect on the Company's efforts to reposition its products and, consequently, the Company's business, financial condition and operating results. See "Business--Corporate Strategy."

   Limited Working Capital; Possible Need for Additional Financing. Historically, the Company has been undercapitalized. To date, the Company has obtained working capital through cash flow from operations, private financing and a revolving credit facility from Heller Financial, Inc. ("Heller"), to whom it has granted a senior security interest in substantially all of its assets. The Company anticipates, based on current plans and assumptions relating to its operations, that the proceeds of the Offering, together with existing resources and cash generated from operations, should be sufficient to satisfy the Company's contemplated cash requirements for at least 18 months after completion of the Offering. There can be no assurance, however, that the Company will not require additional financing during or after such 18-month period. The Company's current borrowing arrangements substantially limit the Company's flexibility in obtaining additional financing. There can be no assurance that any additional financing or other sources of capital will be available to the Company upon acceptable terms, if at all. The inability to obtain additional financing if and when needed would have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   Risk of Retailer's Refusal to Place Concept Shops. A significant component of the Company's corporate strategy is the installation of concept shops and/or concept areas within stores of the Company's targeted retailers. There can be no assurance, however, that such retailers will be willing to place the Company's concept shops and/or concept areas in their stores, or that, if such shops and/or areas are installed, their performance will meet the Company's expectations. The Company's failure to persuade such retailers to place concept shops and/or concept areas in their stores, or the failure of such shops and/or areas to perform up to expectations, could have a material adverse effect on the Company's future business. See "Business--Corporate Strategy."

   Significant Reduction in Sales of Women's Sportswear Collection. Historically, the Company has experienced a significant amount of sales of its women's sportswear collection, including approximately 33.4% of net sales in 1995 and 12.8% of net sales in 1996. Due to limited retailer interest in continuing to carry the women's sportswear collection on a year-round basis, the Company has made a strategic decision to discontinue the development of the collection and to consolidate the remainder of its women's design operations into its men's operations. The Company may continue to produce a limited amount of women's apparel on a contract basis as requested by certain retailers. Although the decrease in sales of the women's sportswear collection in 1996 was offset by increased sales of the men's sportswear collection, there can be no assurance that sales of the men's collection will continue to increase at a rate sufficient to offset the reduction in sales of the women's collection. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

   Competition. The men's sportswear segment of the apparel market is highly competitive. The Company encounters substantial competition at a variety of price points from a number of apparel brands, including Polo, Tommy Hilfiger, Nautica, Chaps, Izod, Gant, Dockers, Nike, Munsingwear, Grand Slam, Greg Norman, Ashworth, Cross Creek and Jack Nicklaus. Virtually all of the Company's targeted retailers also offer their own private label brands which compete at significantly lower prices. Moreover, the current success of golf-inspired lines leaves open the possibility of new entrants into the market. For example, Nike recently signed a $40 million contract with Tiger Woods and is developing a line of clothing under his name. In addition to competing with golf-apparel manufacturers, the Company competes with manufacturers of high quality men's sportswear and general leisure wear. The Company competes primarily on the basis of design, image, value and quality. Many of the Company's competitors are significantly larger than the Company, have substantially greater financial, marketing and other resources and have achieved greater recognition for their brand names than the Company. See "Business--Competition."

   Dependence on Foreign Sourcing; Future Status of Hong Kong &
China. Substantially all of the Company's products are manufactured by third parties in the Far East and India. The use of contractors and the resulting lack of direct control could make it difficult for the Company to obtain timely delivery of products of acceptable quality. Delays in shipments to the Company, inconsistent or inferior garment quality and other factors beyond the Company's control could adversely affect the Company's relationships with its customers, its reputation in the industry and its sales and operating results. Moreover, foreign manufacturing is subject to numerous risks, including work stoppages, transportation delays, political instability, foreign currency fluctuations, the imposition of tariffs and import and export controls, customs laws, changes in governmental policies and other factors that could have a material adverse effect on the Company's business, financial condition and operating results. In particular, there have been a number of recent trade disputes between China and the United States during which the United States threatened to impose tariffs and duties on some products imported from China and to withdraw China's "most favored nation" trade status. In addition, since the Company's sourcing activities are based in Hong Kong, such activities may be affected by the return of Hong Kong to Chinese control in July 1997. Furthermore, because the Company's foreign manufacturers are located at great distances from the Company, the Company must generally allow for a significant amount of lead time for the delivery of products. This reduces the Company's manufacturing flexibility, which increases the risks associated with changes in fashion trends and consumer preferences. These risks will increase as the Company seeks to source some of its products through manufacturers in areas where labor and fabric costs are lower than those in areas where the Company's products are currently produced. See "Business--Sourcing."


   Risk that Markdown Expenses Could Exceed Historical Levels. In the apparel industry, the prices of products that are not sold by retailers in a timely manner are often marked down. It is customary in the industry for the seller of such products to share markdown costs with the retailers. The Company has in the past shared such costs with its major customers in order to maintain its relationships with such customers. The Company establishes reserves as a deduction from gross sales for such markdown expenses. In 1996, markdown expenses were approximately 2% of gross sales. Although the Company believes that its reserves are adequate, there can be no assurance that markdown expenses in the future will not exceed historical levels. In the event that markdowns exceed historical levels, the Company's business, financial condition and operating results will be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Dependence on Limited Number of Customers; Lack of Long-Term Sales Agreements. In 1996, the Company stopped using independent sales representatives and consolidated all selling efforts to its New York showroom. This consolidation, coupled with the Company's focus on higher-volume retailers, resulted in a 44.6% concentration of gross sales among its four largest customers in 1996, including Sam's Club, which accounted for approximately 24.7% of the Company's gross sales during 1996. The Company does not have long-term sales agreements with any of its customers. The loss or significant decrease in business from any of these customers could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Corporate Strategy."


   Management of Growth. The Company intends to expand its operations substantially following the completion of this Offering. This expansion may place a significant strain on the Company's management, financial and other resources. In order to manage its growth effectively, the Company will be required to hire additional management personnel to improve its operational, financial and management information systems, to accurately forecast sales demand and calibrate manufacturing to match such demand, to improve its design capability, to oversee the installation of concept shops and/or concept areas, to manage its advertising and marketing programs, and to attract, train, motivate and manage its employees effectively. If the Company is unable to manage growth effectively, the Company's business, financial condition and operating results will be adversely affected. See "Business" and "Management."

   Recent Loss. Although the Company was profitable in 1992, 1993, 1994 and 1996, and had operating profits in 1995, it incurred a net loss of approximately $208,000 in 1995. The loss in 1995 was attributable primarily to the costs associated with a test advertising campaign for the Company's Father's Day collection which failed to have a significant effect on the Company's sales and, to a lesser extent, to an increase in interest expense resulting from financing the repurchase of stock from certain shareholders in September 1994. Notwithstanding the Company's profits in 1996, there can be no assurance that the Company will be able to maintain profitability as its business grows. See Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Use of Proceeds to Repay Indebtedness; Benefit to Insiders. The Company intends to use approximately $2,029,000 to repay indebtedness and other obligations. Approximately $75,000 of such amount will be used to prepay the remaining outstanding indebtedness due under a note issued by the Company in favor of Edward H. Mank ("Mank") in the original principal amount of $240,000 ("Mank

Note"). E. Kenneth Seiff, the Company's Chief Executive Officer, has granted Mank a security interest in 177,253 shares of Common Stock held by Mr. Seiff in order to secure the Company's obligations under the Mank Note. Such security interest will be released upon the repayment of such obligations out of the proceeds of this Offering. See "Use of Proceeds."

   Broad Discretion in Application of Net Proceeds. At an assumed public offering price of $5.50 per share of Common Stock and $.10 per Warrant, approximately $1,329,000, or 19.4%, of the net proceeds of this Offering will be allocated to working capital and general corporate purposes. Accordingly, management will have broad discretion as to how and when such proceeds will be applied and may use a portion of such proceeds to pay salaries, including salaries of its executive officers. See "Use of Proceeds."

   Uncertainty and Expense of Intellectual Property Litigation. The Company currently has several registered trademarks, and has been assigned a design patent, and may seek additional legal protection for its products and trade names. The Company has invested substantial resources in developing several distinctive trademarks as well as branded products and product lines. There can be no assurance that the steps taken by the Company to protect its rights will be sufficient to deter misappropriation. Failure to protect these intellectual property assets could have a material adverse effect on the Company's business operations. Moreover, although the Company is not aware of any pending or threatened action alleging the Company's infringement of intellectual property rights that could have a material adverse effect on the Company's business, there can be no assurance that any such action will not be commenced against the Company in the future or, if such action is commenced, that the Company would ultimately prevail. See "Legal Proceedings."

   Seasonality and Quarterly Fluctuations. Historically, the Company's sales and operating results fluctuate by quarter, with most sales occurring in the Company's second and fourth quarters. It is in these quarters that the Company's Father's Day and Holiday product lines, which traditionally have had the highest volume of net sales, are shipped to customers. The Company can exercise very little control over the timing of customer orders; thus, orders anticipated in the second calendar quarter, for example, may fall into the third calendar quarter, thereby affecting both quarters' results. Due to the long manufacturing cycle of apparel (three to six months), the Company sometimes enters into manufacturing commitments prior to having firm orders. In any quarter in which sales fall below the Company's expectations, the Company's financial results will be negatively impacted because certain costs will have been incurred in advance of actual receipt of orders. As a result, there can be no assurance that the Company can maintain sufficient flexibility with respect to its working capital needs and its ability to arrange for the manufacture of products to be able to minimize the adverse effects of an unanticipated shortfall or increase in the demand for its products. Failure to predict accurately and respond to consumer demand may reduce profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Dependence on Key Personnel. The Company believes its success will depend to a significant extent on the efforts and abilities of E. Kenneth Seiff, its Chief Executive Officer. The Company has entered into an employment agreement with Mr. Seiff which expires on January 1, 2000. The loss of the services of Mr. Seiff could have a material adverse effect on the Company. The Company maintains a $1.2 million key person life insurance policy on the life of Mr. Seiff. See "Management."

   Immediate and Substantial Dilution. Purchasers of the Securities offered hereby will incur an immediate and substantial dilution of approximately 56% of their investment in the Common Stock because the net tangible book value of the Common Stock after the Offering will be approximately $2.48 per share as compared with the assumed initial public offering price of $5.50 per share of Common Stock and $.10 per Warrant. See "Dilution."

   Dividends Unlikely. The Company has never declared or paid cash dividends on its Common Stock and does not intend to pay such dividends in the foreseeable future. The payment of dividends in the future will be at the discretion of the Company's Board of Directors. See "Dividend Policy."

   No Prior Market; Potentially Limited Trading Market; Potential Effects of "Penny Stock" Rules. There has been no prior market for the Common Stock or Warrants and there can be no assurance that a public market for the Common Stock or Warrants will develop or be sustained after the Offering. Although the Company has applied to have the Common Stock and Warrants approved for quotation on the Nasdaq SmallCap Market, in order to maintain such quotation, the Company must satisfy certain maintenance criteria. The failure to meet these maintenance criteria may result in the Common Stock and Warrants no longer being eligible for quotation on Nasdaq and trading, if any, of the Common Stock and Warrants would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the Company's securities. If the Common Stock was to become delisted from trading on Nasdaq and the trading price of the Common Stock was less than $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The additional burdens imposed upon broker-dealers by such requirements may discourage them from effecting transactions in the Common Stock and Warrants, which could severely limit the liquidity of the Common Stock and Warrants and the ability of purchasers in this Offering to sell the Common Stock and Warrants in the secondary market. See "Underwriting."

   Possible Volatility of Stock Price. The public offering prices of the Securities and the exercise price and other terms of the Warrants being offered hereby were established by negotiation between the Company and the Underwriter and may not be indicative of prices that will prevail in the trading market. In the absence of an active trading market, purchasers of the Common Stock or the Warrants may experience substantial difficulty in selling their securities. The trading price of the Company's Common Stock and Warrants is expected to be subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts' earnings estimates, general conditions in the general retail apparel and golf apparel industries and other factors. In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies and that are often unrelated to operating performance. See "Underwriting."

   Shares Eligible for Future Sale. Sales of the Company's Common Stock in the public market after this Offering could adversely affect the market price of the Common Stock or the Warrants. See "Securities Eligible for Future Sale."

   Current Prospectus and State Blue Sky Registration Required to Exercise Warrants. The Company will be able to issue shares of its Common Stock upon exercise of the Warrants only if there is then a current prospectus relating to such Common Stock and only if such Common Stock is qualified for sale or exempt from qualification under applicable state securities laws of the jurisdictions in which the various holders of the Warrants reside. The Company has undertaken to file and keep current a prospectus which will permit the purchase and sale of the Common Stock underlying the Warrants, but there can be no assurance that the Company will be able to do so. Although the Company intends to seek to qualify for sale the shares of Common Stock underlying the Warrants in those states in which the securities are to be offered, no assurance can be given that such qualification will occur. The Warrants may be deprived of any value and the market for the Warrants may be limited if a current prospectus covering the Common Stock issuable upon the exercise of the Warrants is not kept effective or if such Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants then reside. See "Underwriting."

   Potential Adverse Effect of Redemption of Warrants. The Warrants may be redeemed by the Company at any time after they become exercisable for a redemption price of $.01 per Warrant on not less than 30 days' prior written notice if the last sale price of the Common Stock has been at least 165% of
the then exercise price of the Warrants (initially $       ) on 20 out of the
30 consecutive trading days
ending on the third day prior to the day on which such notice is given. Notice of a redemption of the Warrants could force the holders thereof to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, to sell the Warrants at the current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price which would be substantially less than the market value of the Warrants at the time of redemption. See "Description of Securities--Warrants."


   Effect of Outstanding Warrants and Options. As of the date of this Prospectus, there are outstanding Bridge Warrants to purchase 600,000 shares of Common Stock and options to purchase 83,000 shares of Common Stock issued under the Plan. In addition, in connection with this Offering, the Company will issue the Warrants and the Underwriter's Purchase Option. The exercise of such outstanding warrants and options would dilute the then-existing shareholders' percentage ownership of the Company's stock, and any sales in the public market of Common Stock underlying such securities could adversely affect prevailing market prices for the Common Stock. Moreover, the terms upon which the Company would be able to obtain additional equity capital could be adversely affected since the holders of such securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided by such securities. See "Description of Securities" and "Underwriting."


   Anti-takeover Matters; Potential Adverse Effect of Future Issuances of Authorized Preferred Stock. The Company's certificate of incorporation, as restated ("Restated Certificate"), and by-laws, as amended and restated ("Restated By-Laws"), will contain certain provisions that may delay, defer or prevent a takeover of the Company. The Company's Board of Directors will have the authority to issue up to 2,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), and to determine the price, rights, preferences and restrictions, including voting rights, of those shares, without any further vote or action by the shareholders. Accordingly, the Board of Directors will be empowered, without shareholder approval, to issue Preferred Stock, for any reason and at any time, with such rates of dividends, redemption provisions, liquidation preferences, voting rights, conversion privileges and other characteristics as the Board of Directors may deem necessary. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. In addition, the Company's Restated Certificate and Restated By-Laws will include provisions establishing a classified Board of Directors. The Company is also subject to the anti-takeover provisions of Section 912 of the Business Corporation Law of the State of New York ("BCL"), which could have the effect of delaying or preventing a change of control of the Company. See "Description of Securities."


   Limited Liability of Directors. As permitted by the BCL, the Restated Certificate limits the personal liability of a director to the Company and its shareholders for monetary damages for breach of duty as a director except in certain circumstances. Accordingly, except in such circumstances, the Company's directors will not be liable to the Company or its shareholders for breach of such duty. See "Description of Securities--Limitation of Liability of Directors."

                                   DILUTION

   The difference between the initial public offering price per share of Common Stock (attributing no value to the Warrants) and the pro forma net tangible book value per share of Common Stock after the Offering constitutes the dilution per share of Common Stock to investors in the Offering. Net tangible book value per share is determined by dividing the net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock. As of December 31, 1996, based on 1,200,000 shares of Common Stock outstanding, the Company had a pro forma net tangible book value of $40,000, or approximately $.03 per share of Common Stock. After giving effect to the sale of the Securities offered hereby at an assumed initial offering price of $5.50 per share of Common Stock and $.10 per Warrant (less underwriting discounts and estimated expenses of this Offering) and the application of the net proceeds therefrom, the pro forma net tangible book value at that date would have been $6,687,000, or approximately $2.48 per share of Common Stock. This represents an immediate increase in net tangible book value of approximately $2.45 per share to existing shareholders and an immediate dilution of approximately $3.12 per share or approximately 56% to investors in this Offering.

   The following table illustrates the per share dilution without giving effect to operating results of the Company subsequent to December 31, 1996.

 Assumed public offering price ........................           $5.60
 Pro forma net tangible book value before Offering  ..   $ .03
 Increase attributable to investors in this Offering     $2.45
                                                       -------

Pro forma net tangible book value after Offering  ....             2.48
                                                                -------
Dilution to investors in this Offering ...............            $3.12
                                                                =======

   The following table summarizes the number and percentage of shares of Common Stock purchased from the Company, the amount and percentage of consideration paid, and the average price per share paid by existing shareholders and by investors pursuant to this Offering.

                            SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                        ----------------------  ------------------------      PRICE
                           NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                        -----------  ---------  -------------  ---------  -----------
Existing shareholders     1,200,000      44.4%    $  629,874        7.0%      $ .52
New investors .........   1,500,000      55.6%     8,400,000       93.0%      $5.60
                        -----------  ---------  -------------  ---------  -----------
 Total ................   2,700,000     100.0%    $9,029,874      100.0%
                        ===========  =========  =============  =========

   The foregoing analysis assumes no exercise of the Bridge Warrants, the Warrants, outstanding options, the Underwriter's Purchase Option or the Warrants included in the Underwriter's Purchase Option. In the event any such securities are exercised, the percentage ownership of the investors in this Offering will be reduced and the dilution per share of Common Stock to investors in this Offering may increase.

                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of the Securities offered hereby, after deducting underwriting discounts and commissions and estimated expenses payable by the Company in connection with this Offering (assuming an initial public offering price of $5.50 per share of Common Stock and $.10 per Warrant), are estimated to be approximately $6,858,000 (approximately $7,954,200 if the Underwriter's over-allotment option is exercised in full). The Company intends to apply the net proceeds approximately as follows:

        APPLICATION OF PROCEEDS            AMOUNT      PERCENT
-------------------------------------  ------------  ---------
Marketing and advertising ............   $3,000,000      43.7%
Repayment of indebtedness and other
 obligations .........................    2,029,000      29.6
Installation of concept shops and/or
 concept areas .......................      500,000       7.3
Working capital and general corporate
 purposes ............................    1,329,000      19.4
                                       ------------  ---------
  Total ..............................   $6,858,000     100.0%
                                       ============  =========

   Approximately $3,000,000 of the net proceeds will be used for marketing and advertising purposes, including the continued implementation of the Company's national advertising campaign. Such expenses may include costs relating to consumer research, the development and placement of advertisements in various forms of media including print and direct mail, and payments to professional and/or celebrity golfers in consideration of their endorsement of the Company's products. See "Business--Corporate Strategy."

   Approximately $2,029,000 of the net proceeds will be used to repay indebtedness and other obligations of the Company, as follows:

   Approximately $1,550,000 of the net proceeds will be used to repay the notes issued by the Company in connection with the Bridge Financing in January 1997 ("Bridge Notes"). The Bridge Notes consist of 45 notes in the aggregate principal amount of $1,500,000, bearing interest at the rate of 10% per annum through April 30, 1997 and 12% per annum thereafter, and are payable upon the consummation of this Offering. Assuming the Offering is consummated by April 30, 1997, the interest to be paid on the Bridge Notes will be approximately $50,000. The net proceeds from the sale of the Bridge Notes are being used for the development of a national advertising campaign and the continuation of the Company's trade campaign, the hiring of key personnel, the development and installation of concept shops and/or concept areas in various targeted retail stores, the payment of expenses in connection with this Offering, the payment of approximately $60,000 to Leisure Wear Inc., David M. Goldblatt Inc. Profit Sharing Plan, David Goldblatt, Anita Goldblatt and Jeffrey Goldstein (collectively, the "Leisure Wear Group") in accordance with the terms of a Stock Purchase Agreement by and between the Leisure Wear Group and the Company dated September 30, 1994 and an amendment to such agreement dated September 24, 1996 (collectively, the "Stock Purchase Agreement"), pursuant to which the Company repurchased 572,526 shares of Common Stock from the Leisure Wear Group, and for working capital and general corporate purposes. See "Certain Transactions."


   Approximately $219,000 of the net proceeds will be paid to the Leisure Wear Group pursuant to the terms of the Stock Purchase Agreement, which obligates the Company to make certain cash incentive payments to the Leisure Wear Group, including, but not limited to, payments equal to 5% of the net cash proceeds to the Company resulting from the issuance of securities of the Company in any public offering or private placement, up to an aggregate of $279,000. The Company paid the Leisure Wear Group cash incentive payments equal to approximately $60,000 of the net cash proceeds of the Bridge Financing. Under the terms of the Stock Purchase Agreement, the Company is also obligated to use its best efforts to allow the Leisure Wear Group to invest an amount equal to the cash incentive payments to be paid as a result of the Bridge Financing and this Offering in the Securities to be sold in this Offering. The Company has been informed by the Underwriter that the Leisure Wear Group intends to purchase 7,500 shares of Common Stock and 7,500 Warrants in the Offering.

   Approximately $185,000 of the net proceeds will be used to prepay the remaining outstanding indebtedness under a term loan in the principal amount of $325,000 from Heller to the Company, dated December 8, 1994 ("Heller Term Loan"). Principal on the Heller Term Loan is payable in monthly installments of $5,420 through and including December 1997 and a balloon payment of $135,300 is due on January 1, 1998. Interest on the unpaid principal of the Heller Term Loan is payable monthly in arrears at 2% above the prime rate. The proceeds of the Heller Term Loan were used to make certain payments to the Leisure Wear Group pursuant to the Stock Purchase Agreement.

   Approximately $75,000 of the net proceeds will be used to prepay the remaining outstanding indebtedness under the Mank Note. Interest on the unpaid principal of the Mank Note accrues at the rate of 12% per year. Principal and interest under the Mank Note are payable in monthly installments of $25,339.70 through and including July 1997. The proceeds of the Mank Note were used to make certain payments to the Leisure Wear Group pursuant to the Stock Purchase Agreement.

   Approximately $500,000 of the net proceeds will be used for the installation of concept shops and/or concept areas within targeted retailers' stores. The Company anticipates that the cost of installing a typical concept area will be approximately $15,000. Initial installation costs will be paid by the Company and subsequent installation costs may be shared by the retailer and the Company.


   The balance of the net proceeds of this Offering will be used for working capital and general corporate purposes, which may include, among other things, payment of expenses incurred or to be incurred by the Company in connection with its operations and the payment of general corporate expenses, including the costs of being a publicly-held company, consulting fees and salaries payable to additional officers and financial and management personnel and the costs incurred by the Company in moving to larger office space. See "Business--Properties." If the Underwriter exercises the over-allotment option in full the Company will realize additional net proceeds of approximately $1,096,000 which also will be added to working capital.


   The foregoing represents the Company's best estimate of the allocation of the net proceeds of this Offering based upon the Company's currently contemplated operations and business plans, as well as current economic and industry conditions, and is subject to reapportionment among the categories listed above in response to, among other things, changes in the Company's plans, unanticipated future revenues and expenditures, and unanticipated industry conditions. The amount and timing of expenditures will vary depending on a number of factors, including, without limitation, the results of operations and changing industry conditions. To the extent deemed appropriate by management, the Company may acquire fully developed products or businesses which, in the opinion of management, facilitate the growth of the Company and/or enhance the market penetration or reputation of its products. To the extent that the Company identifies any such opportunities, an acquisition may involve the expenditure of significant cash and/or the issuance of capital stock of the Company. Any expenditure of cash will reduce the amount of cash available for working capital or marketing and advertising purposes. The Company currently has no commitments, understandings or arrangements with respect to any such acquisition.


   Proceeds not immediately required for the purposes described above will be invested in United States government securities, short-term certificates of deposit, money market funds or other investment grade short-term interest-bearing investments.

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company (i) as of December 31, 1996, and (ii) pro forma as adjusted to give effect to the sale of the Securities offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the audited financial statements of the Company, including the notes thereto appearing elsewhere in this Prospectus.

                                                      AS OF DECEMBER 31, 1996
                                                     ------------------------
                                                                  PRO FORMA
                                                       ACTUAL   AS ADJUSTED(1)
                                                     --------  --------------
                                                           (IN THOUSANDS)
Notes payable, current portion .....................    $230        $   --
Short-term debt ....................................     279            --
                                                     --------  --------------
  Total short-term debt ............................    $509        $   --
                                                     ========  ==============
Notes payable, less current portion ................     135            --
                                                     --------  --------------
Shareholders' equity:
 Preferred Stock: $.01 par value, 2,000,000 shares
  authorized, pro forma, as adjusted
 Common Stock: $.01 par value, 10,000,000 shares
  authorized; 15,000,000 shares authorized, pro
  forma, as adjusted; 1,200,000 shares issued and
  outstanding, actual; 2,700,000 shares issued and
  outstanding, pro forma, as adjusted ..............      12            27
Additional paid-in capital .........................     397         7,325
Accumulated deficit ................................      --          (425)
                                                     --------  --------------
Total shareholders' equity .........................     409         6,927
                                                     --------  --------------
  Total capitalization .............................    $544        $6,927
                                                     ========  ==============

------------
(1)    The pro forma as adjusted balance sheet information gives effect to the
       (i) receipt of the $1,500,000 gross proceeds of the Bridge Financing,
       (ii) the consummation of this Offering at an assumed public offering price of $5.50 per share of Common Stock and $.10 per Warrant, net of underwriting discounts and commissions and other expenses of this Offering, and the use of a portion of the net proceeds thereof to repay approximately $2,029,000 in indebtedness and certain other obligations, and (iii) the write-off of $138,000 of debt discount and $287,000 of debt issuance costs incurred in connection with the Bridge Financing.

                               DIVIDEND POLICY

   The Company has never declared or paid any cash dividends on its Common Stock and it is currently the intention of the Company not to pay cash dividends on its Common Stock in the foreseeable future. Management intends to reinvest earnings, if any, in the development and expansion of the Company's business. Any future declaration of cash dividends will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors.

                           SELECTED FINANCIAL DATA

   The selected financial data presented below as of and for the year ended December 31, 1996 is derived from the financial statements audited by Grant Thornton LLP. The selected financial data for the year ended December 31, 1995 is derived from the financial statements audited by Richard A. Eisner & Company, LLP. The selected financial data for the years ended December 31, 1994, 1993, and 1992 are derived from the unaudited financial statements of the Company. In the opinion of management, such unaudited financial statements include all adjustments necessary for the fair presentation of such data. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                             YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------
                                            1992         1993         1994         1995         1996
                                        -----------  -----------  -----------  -----------  -----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Net sales ............................    $2,247       $4,488       $6,417       $6,337       $8,596
 Cost of sales ........................     1,479        2,884        4,034        3,996        6,571
                                        -----------  -----------  -----------  -----------  -----------
 Gross profit .........................       768        1,604        2,383        2,341        2,025
 Selling, marketing, design and
  administrative expenses .............       646        1,231        1,661        2,288        1,502
                                        -----------  -----------  -----------  -----------  -----------
 Operating profit .....................       122          373          722           53          523
 Other income .........................        --           --           --           68          125
 Interest expense and factoring
  charges..............................       (78)        (108)        (176)        (418)        (443)
                                        -----------  -----------  -----------  -----------  -----------
 Income (loss) before taxes ...........        44          265          546         (297)         205
 Net income (loss) ....................    $   41       $  159       $  355       $ (208)      $  135
 Net earnings (loss) per share  .......    $  .03       $  .09       $  .22       $ (.17)      $  .11
 Weighted average number of shares of
  Common Stock and Common Stock
  equivalents outstanding .............   1,317,253    1,772,526    1,629,394    1,200,000    1,200,000


                                          YEAR ENDED DECEMBER 31,
                       ------------------------------------------------------------
                                                                        PRO FORMA
                         1992     1993     1994     1995     1996    AS ADJUSTED (1)
                       -------  -------  -------  -------  -------  ---------------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital  ....  $  747   $  919   $  974   $  620   $  175       $6,688
 Total assets ........   1,071    1,472    2,232    2,287    1,636        7,510
 Long-term debt ......      --       --      745      608      135           --
 Shareholders' equity   $  840   $  999   $  482   $  274   $  409       $6,927

------------
(1)    The pro forma as adjusted balance sheet information gives effect to the
       (i) receipt of the $1,500,000 gross proceeds of the Bridge Financing,
       (ii) the consummation of this Offering at an assumed public offering price of $5.50 per share of Common Stock and $.10 per Warrant, net of underwriting discounts and commissions and other expenses of this Offering, and the use of a portion of the net proceeds thereof to repay approximately $2,029,000 in indebtedness and certain other obligations, and (iii) the write-off of $138,000 of debt discount and $287,000 of debt issuance costs incurred in connection with the Bridge Financing.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the financial statements, including the notes thereto, and the Selected Financial Data included elsewhere in this Prospectus.

OVERVIEW

   The Company designs, sources and markets a full collection of golf lifestyle sportswear for men under the Pivot Rules brand name and registered trademark. Its current products include knit and woven shirts, sweaters, sweatshirts, pants, shorts, outerwear, hats and socks, many of which carry the Company's distinctive "Three Golfer" logo. The Company focuses its design efforts on creating products with updated styling, innovative design and superior comfort and fit, utilizing natural fibers and bright colors.


   Although the Company was increasingly profitable during 1992, 1993 and 1994, it had losses of approximately $208,000 in 1995. In September 1996, as a result of increasing competition in the "upper moderate" price segment of the golf lifestyle apparel market, the Company initiated a strategy of repositioning its products into the "moderate" price segment and expanding distribution to focus on higher-volume retailers. As a result of this new strategy, net sales increased by approximately $2,259,000, or 35.6%, from approximately $6,337,000 in 1995 to approximately $8,596,000 in 1996. The Company recorded net income of approximately $135,000 during the fiscal year ended December 31, 1996.

   Historically, the Company sold its products in the "upper moderate" price segment, to better department stores, specialty stores and catalogs. Because such retailers typically purchased small quantities of a given product style, the Company utilized small production runs and its profitability was dependent upon high margins. By refocusing its marketing efforts on the "moderate" price segment of the golf lifestyle apparel market, the Company is taking advantage of the greater distribution opportunities available and the resulting larger order sizes to increase profitability through improved sourcing. The Company is also seeking to reduce sourcing costs in some cases by sourcing materials for a garment separately from the production of the garment. The Company retained an experienced sourcing director to capitalize on this opportunity. For example, since the beginning of 1996, the Company has reduced the sourcing costs of its largest volume product style by approximately 20%, and reduced the average selling price of this product by approximately 29%.


   The Company has not historically incurred significant marketing and advertising expenditures with the exception of the Company's test campaign in 1995. Although the Company believes the test campaign generated a higher level of awareness in its target market area, the campaign's duration and geographic scope were too limited to impact the Company's financial performance favorably. The Company has instituted new advertising and marketing initiatives that will require increased and continuous expenditures to be effective. If sales do not increase in proportion to the costs of the Company's new marketing and advertising initiatives, these increased expenditures could have a material adverse effect on the Company's business, financial condition and operating results.

   The Company's net sales consist of gross sales less the amount of returns, allowances and markdowns. It is customary in the industry for the producer of apparel to share markdown costs with the retailers.

RESULTS OF OPERATIONS

 1996 COMPARED TO 1995


   The Company's net sales increased by $2,259,000, or 35.6%, from $6,337,000 in 1995 to $8,596,000 in 1996 due to an increase in unit volume of its men's sportswear collection of approximately 86%, which more than offset the decrease in the Company's average prices of approximately 30%. Net sales attributable to the men's sportswear collection increased by 77.5%, primarily due to purchases by new customers, while net sales attributable to the women's sportswear collection decreased by 47.9%. This decrease resulted from the Company's decision to discontinue development of its women's sportswear collection. The Company continues to sell a limited amount of women's apparel on a contract basis.

   Returns and allowances decreased by $91,000, or 11.6%, from $787,000 in 1995 to $696,000 in 1996. Returns and allowances represented 11% of gross sales in 1995 as compared to 7.5% in 1996. This improvement resulted principally from a shift in sales to larger volume retailers who had lower return and discount rates, and the policy established by the Company limiting returns to defective and damaged goods.

   Gross profit decreased by $316,000, or 13.5%, from $2,341,000 in 1995 to $2,025,000 in 1996. Consistent with the change in strategy, gross margin as a percentage of net sales decreased from 36.9% in 1995 to 23.6% in 1996, primarily due to the decrease in average sales prices of approximately 30%, which was partially offset by a decrease in the average cost of sales of approximately 12%. In addition, gross profit was impacted by approximately $112,000 of commissions incurred pursuant to a contract with a purchasing agent as well as the close-out of women's sportswear inventory.


   Selling, marketing, design and administrative expenses decreased by $786,000, or 34.3%, from $2,288,000 in 1995 to $1,502,000 in 1996. As a percentage of net sales, selling, marketing, design and administrative expenses declined from 36.1% in 1995 to 17.5% in 1996. This decrease was due in part to a reduction of $472,000, or 72.8%, in advertising expense, primarily as a result of the costs of a test advertising campaign conducted in 1995. In addition, salaries and sales commissions decreased by $196,000, or 20.9%, due primarily to the discontinuation of the women's sportswear collection.

   Net interest expense and bank fees increased by $25,000, or 6.0%, from $418,000 in 1995 to $443,000 in 1996, as a result of the Company's increased working capital requirements.

   Other income increased by $57,000, or 83.8%, from $68,000 in 1995 to $125,000 in 1996, primarily as a result of an increase in licensing royalties received by the Company and proceeds from lawsuit settlements, net of related costs.

   Net income increased by $343,000 from a loss of $208,000 for 1995 to net income of $135,000 in 1996. The loss in 1995 was attributable primarily to the costs associated with a test advertising campaign for the 1995 Father's Day collection which failed to have a significant effect on the Company's sales. The Company believes that the 1995 test advertising campaign failed because its duration and geographic scope were too limited to impact the Company's financial performance favorably. Management intends to take these factors into consideration for all future advertising campaigns. The loss in 1995 was also due, to a lesser extent, to an increase in interest expense from financing the payments made to the Leisure Wear Group pursuant to the Stock Purchase Agreement and to higher markdown expenses resulting from increased competition.

LIQUIDITY AND CAPITAL RESOURCES

   Historically, the Company has been undercapitalized. The Company expends significant amounts of working capital for advertising and inventory in advance of revenues generated by these items. To date, the Company has obtained working capital through cash flow from operations, private financing and a revolving credit facility from Heller, to whom it has granted a senior security interest in substantially all of its assets. The Company anticipates, based on current plans and assumptions relating to its operations, that the proceeds of the Offering, together with existing resources and cash generated from operations, should be sufficient to satisfy the Company's contemplated cash requirements for at least 18 months after completion of the Offering. There can be no assurance, however, that the Company will not require additional cash during or after such 18-month period.

   During 1996, net cash provided by operating activities was $1,406,000, compared to net cash used in operations of $362,000 in 1995. The increase in cash provided by operations was primarily a result of an increase in sales and a reduction in inventory.

   During 1996, the net cash used in investing activities was $42,000, compared to $101,000 in 1995. The cash used in 1996 and 1995 was for purchase of property and equipment. The cash used in 1995 was also attributable to costs associated with the registration of several trademarks in the United States and foreign countries.

   During 1996, the cash used in financing activities was $1,385,000, compared to cash provided by financing activities of $397,000 in 1995. This change was primarily attributable to an increase in receivables factored in excess of advances received from Heller.


   Factoring Agreement. The Company is party to a Retail Collection Factoring Agreement ("Factoring Agreement") with Heller pursuant to which the Company sells all of its eligible accounts receivable to Heller. The Company may take advances from Heller, at Heller's discretion, for up to 80% of the net balance due on eligible accounts receivable. At December 31, 1996 there were approximately $3,025,000 of outstanding advances under the Factoring Agreement, offset by $3,732,000 in gross receivables. Interest on such advances is payable monthly in arrears at the rate of 2% above the Chase Manhattan Bank, N.A. prime rate. The Company paid interest under the Factoring Agreement at an average rate of 10.28% per annum in 1996.

   Bridge Financing. In January 1997, in connection with the Bridge Financing, the Company issued Bridge Notes in the aggregate principal amount of $1,500,000, bearing interest at the rate of 10% per annum through April 30, 1997 and 12% per annum thereafter, and Bridge Warrants to purchase an aggregate of 600,000 shares of the Company's Common Stock at an exercise price equal to the initial public offering price per share. The proceeds of the Bridge Financing were used (i) to repay approximately $183,000 of indebtedness, including principal and interest, consisting of $101,000 to Mank, $22,000 to pay a portion of the Heller Term Loan and $60,000 to the Leisure Wear Group, (ii) to pay approximately $450,000 to commence the national advertising campaign, (iii) to pay approximately $102,000 to hire key personnel, (iv) to pay approximately $25,000 to construct fixtures to be used in the installation of concept shops and concept areas and (v) for general working capital purposes. All amounts due under the Bridge Notes will be paid out of the proceeds of this Offering. After giving effect to debt issuance costs of approximately $287,000 and a debt discount of $138,000, the effective annual interest rate on the Bridge Notes was approximately 115%. Upon the date of this Prospectus, the Bridge Warrants will be automatically converted into Warrants on a one-for-one basis. Upon repayment of the amounts due under the Bridge Notes, the related unamortized debt issuance cost and debt discount of approximately $425,000 will be expensed.

   The Company estimates that it will incur additional capital expenditures of approximately $500,000 during the twelve months following consummation of this Offering in connection with the installation of concept shops and/or concept areas, expansion of office and warehouse facilities and procurement of computer systems. See "Business--Corporate Strategy."

SEASONALITY

   The apparel industry is seasonal in nature and, as a result, the Company experiences significant variability in its quarterly results and working capital requirements. A significant portion of the Company's sales occur during the quarters in which the Father's Day and Holiday lines are shipped. In addition, quarterly results may vary from year to year due to the timing of new product introductions, orders and sales, advertising expenditures, promotional periods and shipments.

                                   BUSINESS

GENERAL

   The Company designs, sources and markets a full collection of golf lifestyle sportswear for men under the Pivot Rules brand name and registered trademark. Its current products include knit and woven shirts, sweaters, sweatshirts, pants, shorts, outerwear, hats and socks, many of which carry the Company's distinctive "Three Golfer" logo. The Company focuses its design efforts on creating products with updated styling, innovative design and superior comfort and fit, utilizing natural fibers and bright colors. The Company seeks to distinguish its products from its competitors' products by incorporating many unique details into its garments, thereby creating a "branded" look. The Company believes that by integrating its marketing, packaging and in-store fixturing programs, it will be able to build a lifestyle image that consumers will link with the Pivot Rules brand name.

   Historically, golf apparel has been marketed largely to avid golfers and has been sold primarily at country clubs and pro shops. In recent years, however, these products increasingly have appealed to a broader group of consumers. As golf apparel has become more fashionable, a new market segment has developed--golf lifestyle sportswear. The Company believes that this new market segment results from the confluence of several trends, including (i) the increased interest among the general population in quality of life and leisure activities, (ii) the general success of lifestyle-oriented sportswear, (iii) the increasing prominence of both professional and celebrity golfers, (iv) the increased media coverage of golf, and (v) the advent of "casual Fridays" and the increasing acceptance of casual apparel in the workplace. Golf lifestyle sportswear is now sold not only to avid golfers but also to consumers who identify with the lifestyle associated with golf and similar leisure activities. As a result, department stores, catalogs, sporting goods stores, discounters and specialty stores have joined country clubs and pro shops as popular places to purchase golf apparel.

   In 1991, having recognized these changes in the golf apparel market in their incipience, the Company became one of the pioneers in selling golf lifestyle apparel collections through these new channels of distribution. Initially, the Company sold its products in the "upper moderate" price segment, primarily to better department stores, specialty stores and catalogs. Because such retailers typically purchased small quantities of a given product style, the Company utilized small production runs and its profitability was dependent upon high margins. Based on this strategy, the Company's net sales grew from approximately $2.2 million in 1992 to $6.3 million in 1995.

CORPORATE STRATEGY

   By 1996, an increasing number of new market entrants had begun to sell golf lifestyle apparel collections in the "upper moderate" price segment and the Company determined that a disproportionate amount of competition existed in this market. As a result, the Company decided to refocus its marketing efforts on the "moderate" price segment of the golf lifestyle apparel market. Based upon the superior design and quality of its products and its ability to offer the fully integrated golf lifestyle concept and brand image that it had developed in the "upper moderate" price segment of the market, the Company believed that it could achieve significant competitive advantages by repositioning its products into the "moderate" price segment. Accordingly, the Company reduced its prices and redirected its sales efforts to focus on the higher-volume retailers and other customers in the "moderate" price segment, such as department stores, sporting goods stores, catalogs and corporations, as well as discounters, including warehouse clubs. Based on this new strategy, the Company's net sales increased to $8.6 million in 1996. The Company believes that this strategy will lead to further increased sales volume and that the increased purchasing leverage resulting from this sales growth will allow it to reduce sourcing costs while maintaining product quality.

   The Company's goal is to become the leading golf lifestyle apparel collection in the "moderate" price segment. The Company has planned several marketing, advertising and management initiatives in order to reinforce its strategic shift in product positioning. The following discussion summarizes the major aspects of the Company's corporate strategy:

   Gain Access to High Volume Distribution Channels. The Company has refocused its marketing strategy to concentrate its sales efforts on high volume retailers. The Company believes that it has the opportunity to increase sales substantially by marketing its products to such retailers. Although this entails a reduction of the wholesale and retail prices of its products, the Company believes that it can maintain product quality through the additional purchasing leverage gained through larger production runs and more efficient sourcing it expects to obtain.

   Increase Trade Market Support. Historically, the Company has had a limited budget to build trade and consumer awareness of its products. In October 1996, the Company launched a marketing initiative aimed at members of the apparel trade consisting of full-page black and white advertisements in the trade paper, the Daily News Record. These advertisements ran approximately 20 times during the important October and November selling periods. The Company expects that the trade campaign will serve to educate targeted retailers about the Company's products and, therefore, support the Company's overall business strategy. The Company intends to continue running trade advertisements frequently during key selling periods and less frequently at other times. The Company plans to expand its trade marketing campaign in 1997 and beyond.

   National Consumer Advertising Campaign. The Company is developing a national consumer advertising print campaign built around its trademarked slogan "The Rules Have Changed." The first two advertisements in this campaign have already been created. The Company anticipates launching this campaign in May 1997. The Company believes that its brand name recognition will be significantly enhanced by its first national advertising campaign, although there can be no assurance that the campaign will be successful.

   Install Concept Shops and/or Concept Areas. The Company believes that a key to growth in the Company's sales will be the installation of Pivot Rules concept shops and/or concept areas within targeted retailers' stores in order to draw greater attention to the Company's products. Concept shops and concept areas enable the retailer to create an environment consistent with the Company's image and encourages the retailer to display and stock a greater volume of the Company's products. Such shops and areas foster long-term commitment by the retailer to the Company's products. These shops also increase consumer product recognition and loyalty because they facilitate the retail customer's familiarity with the location of the Company's products in the store. The Company plans to install between 10 and 20 of such concept areas during 1997. The Company anticipates that the cost of installing a typical concept area will be approximately $15,000. Initial installation costs will be paid by the Company and subsequent installation costs may be shared by the retailer and the Company. In order to introduce the design of the concept shops to targeted retailers, the Company intends to build a prototype concept shop in its showroom.

   Expand Products Offered through the Company and its Licensees. The Company seeks to expand the types of products offered under the Pivot Rules brand name both through its own design and sales operations and through licensing agreements with third parties. The Company believes that the broadening of the Company's product line will build consumer awareness, make the Company's product line more meaningful to its targeted retailers' business operations and enhance the Company's reputation as a leading marketer of golf lifestyle sportswear. Moreover, to the extent that any potential licensees of the Company advertise their products, the Company anticipates that such advertising will augment its own advertising efforts. See "Business--Licensing."

   The Company believes that, as the appeal of golf lifestyle sportswear has broadened to include virtually all demographic segments of the market, opportunities will exist to increase its revenues and retail customer base through the development or acquisition of additional labels. To take advantage of such opportunities the Company may offer products under one or more new labels to selected retailers.

   Expand Management Team. The Company is seeking to strengthen its management team by recruiting seasoned industry professionals. The Company has recently hired a Chief Financial Officer, a Vice President of Operations and a Director of Design and is seeking to hire a Director of Sales. See "Management" and "Business--Product and Design."

   Introduce Quick Response Inventory Replenishment to Targeted Retailers. The Company is equipped to offer quick response inventory replenishment to retailers for certain of the Company's most popular products. This program is designed to keep key items in stock on a year-round basis without the need for the retailer to place advance purchase orders. Quick response inventory allows the retailer to improve margins by decreasing markdowns that might otherwise occur when items do not sell on a timely basis. Because this program is offered only for the Company's most popular items, inventory increases can be limited to products that have a proven sales history. The Company believes that its ability to make this program available to retailers will increase revenues and improve the Company's ability to forecast its sales for these key items. The Company is working with its retailers to place key items, including short-sleeve shirts, shorts and hats, on its quick response inventory program.

PRODUCT AND DESIGN

   The Company offers a full collection of golf lifestyle sportswear for men, including knit and woven shirts, sweaters, sweatshirts, pants, shorts, outerwear, hats and socks. The Company focuses its design efforts on creating products with updated styling, innovative design and superior comfort and fit, utilizing natural fibers and bright colors. The Company aims to incorporate the newest fabrics and styles into its products. Each season, the Company designs its products from a single color palette to enhance retailers' presentations of the product as a "collection" and encourage the consumer to purchase well-coordinated outfits rather than a single item. The Company seeks to distinguish its products from its competitors' products by incorporating many unique details into its garments in order to create a "branded" look. For example, a cotton tape of the Company's slogan is sewn into the neck and tail of every shirt, pants and shirts have a spare logoed button sewn into the seam and hangtags are printed with one of several different messages designed to convey the Company's spirit. Additionally, the Company incorporates its trademarked and patented "Three Golfer" logo into most of its products.


   The Company recently hired Christopher Dioguardi to head its Design Department. Mr. Dioguardi is a former Senior Menswear Designer for Izod Golf and the U.S. Open Golf Collection, both divisions of Crystal Brands, Inc. Prior to that, Mr. Dioguardi worked in menswear product development and design research for Nautica International. Mr. Dioguardi and Mr. Seiff work with freelance designers to create the Company's products.


SOURCING

   Substantially all of the Company's products are manufactured by third parties in the Far East and India. The Company sources substantially all of its products through Textiles Network, Ltd. ("Textiles Network"), a Hong Kong agency that oversees production and quality control. Textiles Network negotiates prices, identifies factories to manufacture the products and conducts quality control on the Company's behalf. The Company works closely with Textiles Network to monitor each of these phases of the production process. The Company makes substantially all final decisions with regard to pricing and the selection of factories. Additionally, the Company approves samples of each garment prior to the commencement of production. The Company pays Textiles Network an 8% commission on the first $1 million of goods shipped to the Company and 7% thereafter.

   In May 1996, the Company entered into a purchase management agreement with IDL International, LLC ("IDL"). David Lewis is the President and principal owner of IDL. Under the agreement, as amended in July 1996 ("IDL Agreement"), the Company has paid IDL a commission of 5% on the first $1 million of goods shipped to the Company in a given year and 2.5% thereafter. In addition, IDL received a bonus based on the Company's gross margins. The IDL Agreement has been terminated effective as of March 1, 1997 in connection with the hiring of David Lewis as Vice President of Operations. See "Management" and "Certain Transactions."

   The Company is not obligated to source its products at any particular factory. However, the Company maintains consistent orders with a number of different factories in order to encourage competitive pricing and delivery.

   The Company is seeking to source some of its products through manufacturers in areas where labor and fabric costs are lower than those in areas where the Company's products are currently manufactured. The Company is also seeking to reduce sourcing costs in some cases by sourcing materials for a garment separately from the production of the garment. These strategies, together with increased purchasing leverage from selling to high-volume retailers, have enabled the Company to reduce the sourcing costs of its largest volume product style by approximately 20% since the beginning of 1996.

PATENTS AND TRADEMARKS

   The Company has trademarked many of its brand names and slogans in the United States and in numerous countries worldwide. In the United States, the Company owns a variety of trademarks, including "Pivot Rules," "The Rules Have Changed" and "Clothes To Play A Round In," as well as its "Three Golfer" design mark and "Three Golfer and Flag" design mark. The Company has also been assigned a design patent for its Three Golfer and Flag design mark ("Design Patent"). The Design Patent covers the interaction between an element on the chest of a garment, for example, a golfer, and a separate related element on the sleeve of the garment, for example, a putting green.

WAREHOUSING/DISTRIBUTION

   The Company leases 18,000 square feet of warehouse space in Tukwila, Washington. The Company selected Tukwila as the site for the warehouse because of its proximity to ports from which the Company receives shipments from its manufacturers in the Far East. The warehouse is staffed by two full time employees and is managed by Dean Seiff (brother of E. Kenneth Seiff). Additional temporary personnel are hired during peak shipping periods. The Company is linked by Electronic Data Interchange ("EDI") to several of its largest customers and, as a result, can receive orders via computer. During key holiday periods, the warehouse maintains a same day shipping policy for orders received before 3:00 p.m., Eastern Standard Time. See "Business--Properties."


MANAGEMENT INFORMATION SYSTEM

   The Company utilizes a management information system designed for the apparel industry which facilitates planning, production scheduling, product tracking and standard cost control, and which provides a perpetual inventory record. The management information system also permits the Company's customer service personnel to have access to real-time inventory availability.


LICENSING

   The Company has licensing agreements with foreign licensees for the sale of its sportswear products in a number of countries, including Japan, Thailand, Singapore, Malaysia, Indonesia and Brunei. Although revenues from licensing arrangements have not been material to date (approximately $58,000 in 1995 and $90,000 in 1996), the Company believes that both domestic and foreign licensing revenues can become significant within the next several years.

   The Company has entered into a worldwide representation agreement ("Representation Agreement") with International Management Corporation ("IMC"), a member company of International Management Group ("IMG"), under which IMC has been retained as the Company's sole and exclusive agent to identify, qualify and negotiate with prospective international licensing partners. IMG is a worldwide sports representation and marketing organization with offices in 74 countries worldwide. Under the terms of the Representation Agreement, IMC receives commissions from the Company equal to 30% of gross income for the first $1 million of gross income covered by the agreement and 35% thereafter on all international licensing revenues generated by the Company through licensing agreements negotiated or entered into while the Representation Agreement remains in effect. The Representation Agreement provides for an original term expiring on June 30, 1997, with automatic one year renewal periods. The Company has identified several targeted categories for future domestic licensing deals, including socks, hats, belts, cologne, underwear, robes, golf clubs, golf accessories and eyeglasses. However, there can be no assurance that licensing revenues will increase during this time period or that the Company will continue to receive any licensing revenue at all.

COMPETITION

   The men's sportswear segment of the apparel market is highly competitive. The Company encounters substantial competition at a variety of price points from a number of apparel brands including Polo,

Tommy Hilfiger, Nautica, Chaps, Izod, Gant, Dockers, Nike, Munsingwear, Grand Slam, Greg Norman, Ashworth, Cross Creek and Jack Nicklaus. The Company competes primarily on the basis of design, image, value and quality. Many of the companies selling such brands are significantly larger than the Company, have substantially greater financial, marketing and other resources and have achieved greater recognition for their brand names than the Company. The Company believes that its competitive position depends upon its ability to anticipate and respond effectively to changing consumer demands and to offer quality conscious sportswear at competitive prices. Virtually all of the Company's targeted retailers also offer their own private label brands which compete at significantly lower prices. In addition, the current success of golf-inspired lines leaves open the possibility of new entrants into the market. For example, Nike recently signed a $40 million contract with Tiger Woods and is developing a line of clothing under his name. Increased competition in the golf apparel and general sportswear apparel markets could result in price reductions, reduced margins or loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and operating results.

EMPLOYEES

   As of March 5, 1997, the Company had nine full-time and two part-time employees, of whom three were in management, two were in the sales department, two were in the design department, two were in the warehouse department, one was in the production department and one was in the finance department. None of the Company's employees are represented by a labor union and the Company considers its relations with its employees to be good.

PROPERTIES


   The Company leases 2,400 square feet of office space in New York City and 18,000 square feet of warehouse space in Tukwila, Washington under noncancelable operating leases. The New York City lease expires in October 1998 and the Tukwila lease expires in August 1999. The Company's total lease payments under both leases for the current fiscal year will be approximately $123,000. The Company anticipates either subleasing its office or reaching some other arrangement with the landlord and moving to larger office space sometime in 1997. The costs associated with moving to such larger office space are expected to be approximately $250,000.


LEGAL PROCEEDINGS

   The Company is, from time to time, a party to routine litigation arising in the normal course of its business. The Company believes that none of these actions will have a material adverse effect on the business, financial condition or operating results of the Company.

   The Company currently has several registered trademarks, and has been assigned a design patent, and may seek additional legal protection for its products and trade names. The Company has invested substantial resources in registering the trademarks and developing branded products and product lines. There can be no assurance that the steps taken by the Company to protect these intellectual property assets will be sufficient to deter misappropriation. Failure to protect these intellectual property assets could have a material adverse effect on the Company's business operations. Moreover, although the Company is not aware of any lawsuit alleging the Company's infringement of intellectual property rights that could have a material adverse effect on the Company's business, there can be no assurance that any such lawsuit will not be filed against the Company in the future or, if such a lawsuit is filed, that the Company would ultimately prevail.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   The executive officers and directors of the Company are as follows:


 NAME                  AGE  POSITION
-------------------  -----  ---------------------------------------------------
E. Kenneth Seiff  ..   32   Chairman of the Board of Directors, Chief Executive
                            Officer, President and Treasurer
William T. McLoone     41   Executive Vice President of Sales
David Lewis ........   44   Vice President of Operations
Meena N. Bhatia  ...   29   Chief Financial Officer
Martin Miller ......   66   Director
Alan G. Millstein  .   53   Director
Fred Rosenfeld .....   51   Director
Robert G. Stevens  .   43   Director


   E. KENNETH SEIFF, the founder of the Company, has served as the Company's Chairman of the Board, Chief Executive Officer and Treasurer since its inception in April 1991. He became President of the Company in October 1996. From 1989 to 1991, Mr. Seiff was a Vice President of Founders Equity, a New York based leveraged buyout firm. From 1988 to 1989, he was the President and sole shareholder of EKS Capital Corp., a leveraged buyout firm. Mr. Seiff was an associate at Lorne Weil, Inc., a New York based strategic planning and corporate development consulting firm, from 1986 until 1988.


   WILLIAM T. MCLOONE has served as Executive Vice President of Sales of the Company since March 1997. From July 1993 to June 1996, Mr. McLoone was Executive Vice President of Sales and Marketing of Salant Corporation, a New York based wholesaler. From September 1991 to July 1993, Mr. McLoone was Executive Vice President of Sales and Marketing of Warnaco Inc., a New York based wholesaler.

   DAVID LEWIS has served as Vice President of Operations of the Company since March 1997. From March 1996 to March 1997, Mr. Lewis was President of IDL, a principal consultant to the Company. From March 1991 to March 1996, Mr. Lewis was Vice President of Production and Sourcing at Baxter International, Inc. ("Baxter"), a New York based apparel wholesaler. From 1987 to 1991, Mr. Lewis was a Divisional Product Manager at Federated Allied Merchandising Services.


   MEENA N. BHATIA has served as Chief Financial Officer of the Company since January 1997. From June 1995 to January 1997, Ms. Bhatia was the Assistant Treasurer of DVL, Inc. ("DVL"), a publicly-traded commercial real estate and finance company, and from June 1993 to January 1997, she was the Controller of DVL. From November 1990 to June 1993, Ms. Bhatia was a member of the audit staff at Richard A. Eisner & Company, LLP, the Company's former accounting firm. Ms. Bhatia is a Certified Public Accountant.

   MARTIN MILLER has served as a director of the Company since July 1991. Since September 1986, Mr. Miller has been President and a director of Baxter. From January 1990 to April 1996, Mr. Miller was Chairman of Ocean Apparel, Inc., a Florida based sportswear firm. From 1970 to 1986, Mr. Miller was the President and Chief Executive Officer of RPM, Inc., a New York based apparel wholesaler.

   ALAN G. MILLSTEIN has served as a director of the Company since December 1996. Since 1979, Mr. Millstein has been a retail consultant and the Chairman of the Board of Fashion Network, Inc., a consulting organization specializing in marketing communications and the publisher of Fashion Network Report, a monthly retail and fashion newsletter.

   FRED ROSENFELD has served as a director of the Company since July 1991. Mr. Rosenfeld currently works as a consultant in the apparel industry. From October 1993 to December 1995, Mr. Rosenfeld was President of the Jockey Sportswear Division of Baxter. From October 1991 to October 1993, he was a consultant in the apparel industry. Mr. Rosenfeld was Chief Operating Officer of Collections Clothing Corporation, a company engaged in the manufacture of men's sportswear, from March 1990 to March 1991.

   ROBERT G. STEVENS has served as a director of the Company since December 1996. Since December 1994, Mr. Stevens has been a Vice President of Mercer Management Consulting, Inc. ("Mercer"), a management consulting firm. From November 1992 to December 1994, Mr. Stevens was a Principal at Mercer. From 1983 to November 1992, Mr. Stevens was a consultant at Lorne Weil, Inc.

   The Board of Directors has established an Audit Committee comprised of Alan Millstein, Fred Rosenfeld and Martin Miller. Mr. Millstein serves as chairman of the committee. The Audit Committee is responsible for recommending to the Board of Directors the appointment of the Company's outside auditors, examining the results of audits, reviewing internal accounting controls and reviewing related party transactions.

   The Board of Directors has also established an Option Plan/Compensation Committee ("Option Plan/Compensation Committee") consisting of Messrs. Stevens, Millstein and Rosenfeld. Mr. Stevens serves as chairman of this committee. The Option Plan/Compensation Committee administers the Plan, establishes the compensation levels for executive officers and key personnel and oversees the Company's bonus plans. See "--Stock Option Plan."

   The Company's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors. All directors hold office until the next annual meeting of the Company or until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

   The Company maintains a "key person" life insurance policy in the amount of $1.2 million on the life of Mr. Seiff.

DIRECTOR COMPENSATION

   The Company's directors do not receive any cash compensation for their services as members of the Board of Directors, although they are reimbursed for expenses incurred on behalf of the Company. Each current non-employee director has received options to purchase 5,000 shares of Common Stock under the Plan and is eligible to receive annual option grants to purchase 2,500 shares of Common Stock under the Plan. See "--Stock Option Plan."

EXECUTIVE COMPENSATION

   The following tables sets forth information concerning the compensation paid by the Company during the fiscal year ended December 31, 1996 to E. Kenneth Seiff, the Company's Chief Executive Officer. No other executive officer of the Company received a total annual salary and bonus from the Company in excess of $100,000.

                                   SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------
NAME AND PRINCIPAL POSITIONS                                     ANNUAL COMPENSATION
-------------------------------------------------------  ------------------------------
                                                           YEAR     SALARY      BONUS
  -----------------------------------------------------    ----    -------    --------
  E. Kenneth Seiff ....................................    1996     $89,115    $144,759
   Chief Executive Officer, President and Treasurer

  -----------------------------------------------------  ------  ---------     -------

EMPLOYMENT AGREEMENTS

   The Company has entered into an employment agreement with its Chief Executive Officer, E. Kenneth Seiff, which expires on January 1, 2000. Pursuant to the agreement, Mr. Seiff will serve as the Company's Chief Executive Officer and Chairman of its Board of Directors for an annual salary of $165,000, subject to increase by the Board of Directors, and an annual bonus to be determined by the Board of Directors but not to exceed Mr. Seiff's annual salary for the year in question. At the discretion of the Board of Directors, all or part of such bonus may be paid through the issuance to Mr. Seiff of capital stock of the Company or stock options issued pursuant to the Plan, provided that at the request of Mr.

Seiff a portion of such bonus sufficient to pay any income taxes arising from such bonus will be paid in cash rather than in capital stock of the Company. In the event the agreement is terminated by the Company without cause or through a Constructive Termination (as defined therein), the Company is obligated to pay Mr. Seiff severance payments equal to the base salary payments that Mr. Seiff would be entitled to receive over the entire remaining term of the agreement. The employment agreement further provides that Mr. Seiff will not engage in activities competitive with the Company for the term of the agreement and for two years thereafter. In the event the agreement is terminated by the Company without cause or through a Constructive Termination the restriction on competition will not extend beyond the term of the agreement. Under the terms of Mr. Seiff's employment agreement, the Company maintains a $1 million life insurance policy on the life of Mr. Seiff for the benefit of his named beneficiaries.

   The Company has also entered into an employment agreement with William T. McLoone, which expires on March 16, 2002. Pursuant to Mr. McLoone's employment agreement, he will serve as Executive Vice President of Sales for an annual salary of $125,000 and devote his full professional and business time to the affairs of the Company. The employment agreement also provides that Mr. McLoone is eligible to receive an annual bonus in 1997 based on such factors as the Company's President and Board of Directors deem appropriate and in subsequent years contingent on achieving certain performance objectives. Pursuant to the employment agreement, Mr. McLoone is entitled to annual raises to be determined by the Board of Directors in its discretion but subject to certain specified minimums, and an annual option grant. In the event the employment agreement is terminated by the Company without cause or through a Constructive Termination (as defined therein), the Company is obligated to pay Mr. McLoone severance payments equal to his base salary for a three to five month period depending upon the date of termination. The employment agreement further provides that Mr. McLoone will not engage in activities competitive with the Company for the term of the agreement and for two years thereafter. In addition, the employment agreement provides for a five year loan payable to Mr. McLoone in the amount of $50,000 at an interest rate of 8% per annum, of which amount approximately 50% will be forgiven over the five year term of the employment agreement, with the balance to be repaid out of annual bonuses, if any, or on March 17, 2002.

   In addition, the Company has entered into an employment agreement with David Lewis, President and principal owner of IDL, which expires on February 28, 2001. Upon execution of the employment agreement, the IDL Agreement was terminated by mutual consent. Pursuant to Mr. Lewis' employment agreement, he will serve as Vice President of Operations for an annual salary of $100,000 and devote his full professional and business time to the affairs of the Company. The employment agreement also provides that Mr. Lewis is eligible to receive an annual bonus based on such factors as the Company's Board of Directors deems appropriate. In addition, the employment agreement provides that Mr. Lewis is entitled to annual raises to be determined by the Board of Directors in its discretion but subject to certain specified minimums, and an annual option grant contingent on achieving certain specified performance objectives. In the event the employment agreement is terminated by the Company without cause or through a Constructive Termination (as defined therein), the Company is obligated to pay Mr. Lewis severance payments equal to his base salary for a three to five month period depending upon the date of termination. The employment agreement further provides that Mr. Lewis will not engage in activities competitive with the Company for the term of the agreement and for two years thereafter. Under the terms of Mr. Lewis' employment agreement, the Company maintains a life insurance policy on the life of Mr. Lewis in the amount of at least $250,000 for the benefit of his named beneficiaries.


STOCK OPTION PLAN


   The Plan was adopted by the Company's Board of Directors in March 1997 for the purpose of encouraging key employees and consultants and directors who are not employees ("Non-Employee Directors") to acquire a proprietary interest in the growth and performance of the Company. Messrs. Miller, Millstein, Rosenfeld and Stevens are currently Non-Employee Directors. Options for 83,000 shares have been granted under the Plan, all of which have an exercise price equal to the initial public offering price.

   Under the Plan, the maximum number of shares with respect to which options may be granted is 200,000. The Company may in its sole discretion grant options to key employees and consultants and shall grant options to the Company's Non-Employee Directors subject to specified terms and conditions and in accordance with a specified formula ("Formula") as discussed below. Options granted to key employees may be either incentive stock options ("ISOs") meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended ("Code"), or non-qualified stock options ("NQSOs") not meeting the requirements of Section 422 of the Code. Options granted to Non-Employee Directors and consultants shall be NQSOs. The Plan is currently administered by the Option Plan/Compensation Committee, which is generally empowered to interpret the Plan, prescribe rules and regulations relating thereto and determine the individuals to whom options are to be granted. The future exercise price of all ISOs granted under the Plan, and the future exercise price of all NQSOs granted under the Plan within three years after this Offering, will be at least 100% of the fair market value of the Common Stock on the date of grant. Thereafter, the exercise price of all NQSOs granted under the Plan will be at least 85% of the fair market value of the Common Stock on the date of grant.


   Under the Formula, each Non-Employee Director has been granted on the date of this Prospectus an option to purchase 5,000 shares of Common Stock at an exercise price equal to the initial public offering price per share. Further, each person who subsequently becomes a Non-Employee Director will be automatically granted an option to purchase 5,000 shares on the date such person becomes a Non-Employee Director. In addition, each Non-Employee Director who is a member of the Board of Directors on April 30 of a year beginning in calendar year 1998 will be automatically granted an option to purchase 2,500 shares of Common Stock on May 1 of the following year. All options issued to Non-Employee Directors pursuant to the Formula will have an exercise price equal to the Fair Market Value (as defined in the Plan) on the date of grant and have a term of 10 years.

   The Board of Directors may modify, suspend or terminate the Plan; provided, however, that certain material modifications affecting the Plan must be approved by the shareholders and any change in the Plan that may adversely affect an optionee's rights under an option previously granted under the Plan requires the consent of the optionee.

   E. Kenneth Seiff, the Company's Chief Executive Officer, was not granted any stock options by the Company during the year ended December 31, 1996.

                            PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information with respect to the beneficial ownership of the capital stock of the Company as of the date of this Prospectus for (i) each person who is known by the Company to own beneficially more than 5% of the capital stock, (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address of all persons named in the table is 80 West 40th Street, New York, New York 10018.


                                                                                      PERCENTAGE(1)
                                                                                 ----------------------
                                                               NUMBER OF SHARES     BEFORE      AFTER
NAME                                                          BENEFICIALLY OWNED   OFFERING    OFFERING
-----------------------------------------------------------  ------------------  ----------  ----------
E. Kenneth Seiff ...........................................       502,157(2)        41.8%       18.6%
Martin Miller ..............................................             0(3)          *           *
Alan G. Millstein ..........................................             0(3)          *           *
Fred Rosenfeld .............................................             0(3)          *           *
Robert G. Stevens ..........................................        12,939(3)         1.1          *
Joseph Boughton, Jr.(4) ....................................       207,548(5)        16.3         7.5
Jennifer Miller Symonds(6) .................................        68,597            5.7         2.5
All directors and executive officers as a group (7 persons)        515,096(7)        42.9%       19.1%

------------
*      Less than 1%.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("Commission") and generally includes voting or investment power with respect to securities. Shares of Common Stock issuable upon the exercise of options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.
(2) Does not include 3,000 shares of Common Stock underlying options granted under the Plan to Nicole Seiff, an employee of the Company and the wife of E. Kenneth Seiff, which options are not currently exercisable. Mr. Seiff disclaims beneficial ownership with respect to such shares.
(3) Does not include 5,000 shares of Common Stock underlying options granted under the Plan which are not currently exercisable.
(4) Mr. Boughton's address is c/o Middlemarket Capital Management Co., 2627 Sandy Plains Road, Suite 201, Marietta, Georgia 30066.
(5) Includes 70,000 shares of Common Stock underlying Bridge Warrants issued to Northstar Investment Group, Ltd. ("Northstar"). Mr. Boughton is the President of Northstar. Does not include up to 14,052 shares of Common Stock and 14,052 shares of Common Stock underlying Warrants which may be purchased in the Offering by Mr. Boughton pursuant to certain preemptive rights held by Mr. Boughton. See "Certain Transactions."
(6) Ms. Symonds' address is 116 East 66th Street, New York, New York 10021. Ms. Symonds is the daughter of Martin Miller.
(7) Does not include 43,000 shares underlying options granted under the Plan which are not currently exercisable.

                             CERTAIN TRANSACTIONS

   In February 1992, the Company and Joseph J. Boughton, Jr., an approximately 16% shareholder in the Company, entered into a loan agreement pursuant to which Mr. Boughton loaned the Company $100,000. Under the terms of such loan agreement, Mr. Boughton received preemptive rights such that he would have the opportunity to maintain at least an 8% equity interest in the Company. In November 1996, the Company and Mr. Boughton entered into a letter agreement pursuant to which, in return for the right to subscribe to approximately 11.5% of the Bridge Notes and Bridge Warrants, Mr. Boughton agreed that his contractual preemptive rights would terminate upon the closing of this Offering. Pursuant to the terms of such letter agreement, Northstar, an entity controlled by Mr. Boughton, purchased 1.75 of the 15 Units sold in the Bridge Financing upon the same terms and conditions as the other investors in the Bridge Financing.


   In September 1994, pursuant to the Stock Purchase Agreement between the Company and the Leisure Wear Group, the Company repurchased 572,526 shares of Common Stock from the Leisure Wear Group for a cash payment of $50,000 and a promissory note in the principal amount of $822,291. Prior to September 1996, the Company paid an aggregate of $343,111 in principal, plus accrued interest, on the promissory note. In September 1996, in lieu of any further payments of principal or interest under the promissory note, the Company agreed to pay the Leisure Wear Group $240,000 and to make certain cash incentive payments to the Leisure Wear Group, including, but not limited to, payments equal to 5% of the net cash proceeds to the Company resulting from the issuance of securities of the Company in any public offering or private placement, up to an aggregate of $279,000. Further, the Company agreed to pay David Goldblatt and Jeffrey Goldstein an aggregate of $60,000 in consulting and noncompetition fees on December 31, 1998. The Company paid the Leisure Wear Group cash incentive payments equal to approximately $60,000 of the net cash proceeds of the Bridge Financing and will pay the Leisure Wear Group cash incentive payments equal to approximately $219,000 of the net proceeds of this Offering. Under the terms of the Stock Purchase Agreement, the Company is also obligated to use its best efforts to allow the Leisure Wear Group to invest an amount equal to the cash incentive payments to be paid as a result of this Offering in the Securities to be sold in this Offering. In addition, prior to the Stock Purchase Agreement, David Goldblatt and Jeffrey Goldstein were directors of the Company. In connection with the repurchase, Messrs. Goldblatt and Goldstein resigned from such positions.


   In May 1996, the Company entered into the IDL Agreement with IDL. David Lewis is the President and principal owner of IDL. Under the IDL Agreement, the Company has paid IDL a commission of 5% on the first $1 million of goods shipped to the Company in a given year and 2.5% thereafter. In addition, IDL received a bonus based on the Company's gross margins. The IDL Agreement has been terminated effective as of March 1, 1997 in connection with the hiring of David Lewis as Vice President of Operations.

   The Company has adopted a policy whereby all future transactions between the Company and its officers, directors, principal shareholders or affiliates will be approved by a majority of the Board of Directors, including all of the independent and disinterested members of the Board of Directors or, if required by law, a majority of disinterested shareholders, and will be on terms no less favorable to the Company than could be obtained in arm's length transactions from unaffiliated third parties.

                          DESCRIPTION OF SECURITIES

GENERAL

   The authorized capital stock of the Company is 17,000,000 shares, consisting of 15,000,000 shares of Common Stock, $.01 par value per share, and 2,000,000 shares of Preferred Stock, $.01 par value per share. As of the date of this Prospectus, 1,200,000 shares of Common Stock are outstanding. Upon the completion of this Offering there will be 2,700,000 shares of Common Stock outstanding (2,925,000 if the Underwriter's over-allotment option is exercised in full). As of the date of this Prospectus, no shares of Preferred Stock are outstanding.

COMMON STOCK

   The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted can elect all of the directors then being elected. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of shares of Common

Stock, as such, have no redemption, preemptive or other subscription rights, and there are no conversion provisions applicable to Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon completion of the Offering, when issued and paid for as set forth in this Prospectus, will be, fully paid and non-assessable.

   Under Section 630 of the BCL, the 10 largest shareholders of the Company may become personally liable for unpaid wages and debts to the Company's employees if the Company's capital stock ceases to be listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or an affiliated securities association.

PREFERRED STOCK

   The Company's authorized shares of Preferred Stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the shareholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation and the number of shares constituting any series. The Company believes that the availability of Preferred Stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. It is not possible to state the actual effect of the authorization and issuance of any series of Preferred Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, or impairing liquidation rights of such shares without further action by holders of the Common Stock. In addition, under various circumstances, the issuance of Preferred Stock may have the effect of facilitating, as well as impeding or discouraging, a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The issuance of Preferred Stock could also adversely affect the market price of the Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

   Each Warrant offered hereby, including Warrants converted from Bridge Warrants and each Warrant included in the Underwriter's Purchase Option, will entitle the registered holder to purchase one share of the Company's Common
Stock at an exercise price of $   per share [100% of the per-share offering
price] during a four-year period commencing one year after the Effective Date. No fractional shares of Common Stock will be issued in connection with the exercise of Warrants. Upon exercise, the Company will pay the holder the value of any such fractional shares in cash, based upon the market value of the Common Stock at such time.

   The Warrants will expire at 5:00 p.m., New York time, on the fifth anniversary of the date of this Prospectus. In the event a holder of Warrants fails to exercise the Warrants prior to their expiration, the Warrants will expire and the holder thereof will have no further rights with respect to the Warrants.

   The Company may, with the consent of GKN Securities Corp., redeem the Warrants, at any time after they become exercisable, at a price of $.01 per Warrant upon not less than 30 days' prior written notice if the last sale price of the Common Stock has been at least 165% of the then exercise price of the Warrants (initially $ ) on 20 out of the 30 consecutive trading days ending on the third day prior to the day on which notice is given.

   No Warrants will be exercisable unless at the time of exercise there is a current prospectus covering the shares of Common Stock issuable upon exercise of such Warrants under an effective registration statement filed with the Commission and such shares have been qualified for sale or are exempt from qualification under the securities laws of the state or residence of the holder of such Warrants. The Company has undertaken and intends to file and keep current a prospectus which will permit the purchase and sale of the Common Stock underlying the Warrants, but there can be no assurance that the Company will be able to do so. Although the Company intends to seek to qualify for sale the shares of Common Stock underlying the Warrants in those states where the Securities are being offered, there can be no assurance that the Company will be able to do so.

   A holder of Warrants will not have any rights, privileges or liabilities as a shareholder of the Company prior to the exercise of the Warrants. The Company is required to keep available a sufficient number of authorized shares of Common Stock to permit exercise of the Warrants.

   The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants will be subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions and reclassifications. No assurance can be given that the market price of the Company's Common Stock will exceed the exercise price of the Warrants at any time during the exercise period.

LIMITATION OF LIABILITY OF DIRECTORS

   The Restated Certificate provides that a director will not be personally liable for damages to the Company or its shareholders for breach of duty as a director, except to the extent such exemption or limitation is not permitted under the BCL (i.e, liability (i) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) for any transaction from which the director derived a financial profit or other advantage to which he was not legally entitled, (iii) for violating certain provisions of the BCL prohibiting the payment of dividends in certain circumstances, prohibiting certain payments to shareholders after dissolution and prohibiting particular types of loans), or (iv) for any act or omission prior to the adoption of this provision.

   The limitation of liability described above does not alter the liability of directors under federal securities laws.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

   The Restated Certificate and Restated By-Laws provides that officers and directors of the Company shall be indemnified by the Company to the fullest extent permissible under New York law. Insofar as indemnification for liability under the Securities Act of 1933, as amended ("Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company, has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

NEW YORK ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

   Generally, Section 912(b) of the BCL prohibits a New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder unless the combination or the transaction in which the person became an interested shareholder is approved by the board of directors of the corporation before the date such person became an interested shareholder. If the business combination is not previously approved, the interested shareholder may effect a business combination after the five-year period only if a majority of the shares not owned by the interested shareholder is voted in favor of the combination or the aggregate amount of the offer meets certain fair price criteria. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder. An "interested shareholder" is a person who beneficially owns, or is an affiliate or associate of a corporation and within the past five years beneficially owned, 20% or more of the corporation's voting stock.

   The Restated Certificate and Restated By-Laws contains certain provisions intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and of the policies formulated by the Board of Directors which may discourage a future unsolicited takeover of the

Company. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management, including incumbent members of the Company's Board of Directors, even if some or a majority of the Company's shareholders deemed such an attempt to be in their best interests.

   The Restated Certificate or Restated By-Laws, as applicable, among other things (i) provides that the number of directors will be not fewer than three nor more than seven, with the exact number of directors to be determined in accordance with the Restated By-Laws; (ii) provides that whenever there are at least six directors, the Board of Directors will consist of two classes of directors having staggered terms of two years each, with each of the classes consisting of at least three directors; (iii) requires any shareholder who wishes to bring any proposal before a meeting of shareholders or to nominate a person to serve as a director to give written notice thereof and certain related information at least 90 but no more than 120 days prior to the date one year from the date of the immediately preceding annual meeting, if such proposal or nomination is to be submitted at an annual meeting, and within ten days of the giving of notice to shareholders, if such proposal or nomination is to be submitted at a special meeting; and (iv) provides that the Board of Directors, without action by the shareholders, may issue and fix the rights and preferences of shares of Preferred Stock. These provisions may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock.

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the Company's securities is American Stock Transfer & Trust Company.

                       SHARES ELIGIBLE FOR FUTURE SALE

COMMON STOCK

   Upon completion of this Offering, the Company will have outstanding 2,700,000 shares of Common Stock, not including shares of Common Stock issuable upon exercise of outstanding options and warrants, and assuming no exercise of the over-allotment option granted to the Underwriter. Of those shares, the 1,500,000 shares of Common Stock sold to the public in the Offering (1,725,000 if the Underwriter's over-allotment option is exercised in full) may be freely traded without restriction or further registration under the Securities Act, except for any shares that may be held by an "affiliate" of the Company (as that term is defined in the rules and regulations under the Securities Act) which may be sold only pursuant to a registration under the Securities Act or pursuant to an exemption from registration under the Securities Act, including the exemption provided by Rule 144 adopted under the Securities Act. For purposes of determining when outstanding shares of Common Stock may first be sold, it is assumed that the amendment of Rule 144 adopted by the Commission on February 20, 1997 and effective April 29, 1997 is in effect.

   The 1,200,000 shares of Common Stock outstanding prior to this Offering are "restricted securities" as that term is defined in Rule 144 and may not be sold unless such sale is registered under the Securities Act or is made pursuant to an exemption from registration under the Securities Act, including the exemption provided by Rule 144. Of such shares, 684,904 shares may be sold pursuant to Rule 144 beginning on the date of this Prospectus and the remaining 515,096 shares may be sold beginning 90 days thereafter, subject to the Lock-Up Agreements discussed below.

   In general, under Rule 144, a shareholder (or shareholders whose shares are aggregated) who has beneficially owned any restricted securities for at least one year (including a shareholder who may be deemed to be an affiliate of the Company), will be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given to the Commission, provided certain public information, manner of sale and notice requirements are satisfied. A shareholder who is deemed to be an affiliate of the Company, including members of the Board of Directors and executive officers of the Company, will still need to comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock that are not restricted securities, unless such sale is registered under the Securities Act. A shareholder (or shareholders whose shares are aggregated) who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by such shareholder, and who has beneficially owned restricted securities for at least two years, will be entitled to sell such restricted securities under Rule 144 without regard to the volume limitations described above.

   Of the 1,200,000 restricted shares, all of the shares held by the Company's directors, officers and shareholders holding 1% or more of the outstanding shares of Common Stock ("1% or Greater Holder"), 1,154,890 shares in the aggregate, are subject to lock-up agreements ("Lock-Up Agreements") pursuant to which each such director, officer or 1% or Greater Holder has agreed not to offer, sell, transfer or otherwise dispose of any shares of Common Stock (other than shares of Common Stock acquired in the Offering or in the after market after the closing date of the Offering) without the prior written consent of the Underwriter. Holders of 515,096 shares of Common Stock have agreed to be subject to such restrictions for a period of 24 months from the date of this Prospectus and holders of 639,794 shares of Common Stock have agreed to be subject to such restrictions for a period of 18 months from the date of this Prospectus.


   The Company has agreed to register the Warrants converted from the Bridge Warrants for resale under the Securities Act and to pay certain expenses in connection therewith. An aggregate of 600,000 Warrants are being registered in the registration statement of which this Prospectus forms a part. The securities offered by such holders ("Selling Securityholders") are not part of the underwritten offering. The Company will not receive any of the proceeds from the sale of such Warrants. Notwithstanding that such securities are being registered, the Selling Securityholders may not sell any of such securities prior to one year from the date of this Prospectus. This restriction on resale is unconditional and may not be waived by the Underwriter.


   Prior to this Offering, there has been no public trading market for the Common Stock, and no predictions can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect the then-prevailing market price.

                                 UNDERWRITING

   GKN Securities Corp. ("Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company a total of 1,500,000 shares of Common Stock and 1,500,000 Warrants. The obligations of the Underwriter under the Underwriting Agreement are subject to approval of certain legal matters by counsel and various other conditions precedent, and the Underwriter is obligated to purchase all of the Securities offered by this Prospectus (other than the Securities covered by the over-allotment option described below), if any are purchased.

   The Underwriter has advised the Company that it proposes to offer the Securities to the public at the initial public offering prices set forth on the cover page of this Prospectus and to certain dealers at those prices less
a concession not in excess of $        per share of Common Stock and $    per
Warrant. The Underwriter may allow, and such dealers may reallow, a
concession not in excess of $    per share of Common Stock and $     per
Warrant to certain other dealers. After the Offering, the offering prices and other terms may be changed by the Underwriter.

   The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. The Company has also agreed to pay to the Underwriter an expense allowance on a nonaccountable basis equal to 3% of the gross proceeds derived from the sale of the Securities offered by this Prospectus (including the sale of any Securities subject to the Underwriter's over-allotment option), $50,000 of which has been paid to date. The Company also has agreed to pay all expenses in connection with qualifying the Securities offered hereby for sale under the laws of such states as the Underwriter may designate and registering this Offering with the National Association of Securities Dealers, Inc. ("NASD"), including fees and expenses of counsel retained for such purposes by the Underwriter.

   The Company has granted the Underwriter an option, exercisable during the 45-day period after the date of this Prospectus, to purchase from the Company at the initial offering price, less underwriting discounts and the nonaccountable expense allowance, up to an aggregate of 225,000 additional shares of Common Stock and/or an aggregate of 225,000 additional Warrants for the sole purpose of covering over-allotments, if any.


   The Company has engaged the Underwriter, on a non-exclusive basis, as its agent for the solicitation of the exercise of the Warrants. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Commission, the Company has agreed to pay the Underwriter for bona fide services rendered a commission equal to 5% of the exercise price of each Warrant exercised after one year from the date of this Prospectus if the exercise was solicited by the Underwriter. In addition to soliciting, either orally or in writing, the exercise of the Warrants, such services may also include disseminating information, either orally or in writing, to warrant holders about the Company or the market for the Company's securities, and assisting in the processing of the exercise of the Warrants. No compensation will be paid to the Underwriter in connection with the exercise of the Warrants if the market price of the underlying shares of Common Stock is lower than the exercise price, the Warrants are held in a discretionary account, the Warrants are exercised in an unsolicited transaction, the warrantholder has not confirmed in writing that the Underwriter solicited such exercise or the arrangement to pay the commission is not disclosed in the prospectus provided to warrantholders at the time of exercise. In addition, unless granted an exemption by the Commission from Regulation M under the Exchange Act, any broker-dealer soliciting the exercise of the Warrants, including the Underwriter, may be prohibited from engaging in any market activities or solicited brokerage activities with regard to the Company's securities. If one or more broker-dealers making a market in the Company's securities are required temporarily to suspend such market making, such suspension could adversely affect the liquidity of the market for such securities.


   In connection with this Offering, the Company has agreed to sell to the Underwriter, for an aggregate purchase price of $100, the Underwriter's Purchase Option, consisting of the right to purchase up to an aggregate of 150,000 shares of Common Stock and/or an aggregate of 150,000 Warrants. The Underwriter's Purchase Option is exercisable initially at a price equal to
  % of the initial public offering price of such Securities for a period of four years commencing one year from the date hereof. The

Underwriter's Purchase Option may not be transferred, sold, assigned or hypothecated during the one year period following the date of this Prospectus except to officers of the Underwriter and the selected dealers and their officers or partners. The Underwriter's Purchase Option grants to the holders thereof certain "piggyback" and demand rights for periods of seven and five years, respectively, from the date of this Prospectus with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Underwriter's Purchase Option.

   Pursuant to the Underwriting Agreement, all of the officers, directors and 1% or Greater Holders (collectively, "Insiders") have executed Lock-Up Agreements pursuant to which they each have agreed not to offer, sell, transfer or otherwise dispose of any shares of Common Stock (other than shares of Common Stock acquired in the Offering or in the after market after the closing date of the Offering) without the prior written consent of the Underwriter; each 1% or Greater Holder who holds no other position with the Company and who does not reside in the same household as any other Insider has agreed to be subject to such restrictions for a period of 18 months and each other Insider has agreed to be subject to such restrictions for a period of 24 months. During the four year period following the date of this Prospectus, the Underwriter shall have the right to purchase for the Underwriter's account or to sell for the account of the Insiders, any securities sold by any of such persons in the open market.

   The Underwriting Agreement provides that, for a period of four years from the date of this Prospectus, the Company will recommend and use its best efforts to elect a designee of the Underwriter as a member of the Board of Directors. Alternatively, the Underwriter will have the right to send a representative to observe each meeting of the Board of Directors. The Underwriter has not yet selected such designee or representative.

   Prior to this Offering there has been no public market for any of the Company's securities. Accordingly, the offering price of the Securities and the terms of the Warrants have been determined by negotiation between the Company and the Underwriter and do not necessarily bear any relation to established valuation criteria. Factors considered in determining such prices and terms, in addition to prevailing market conditions, include an assessment of the prospects for the industry in which the Company competes, the Company's management and the Company's capital structure.

   In connection with this Offering, the Underwriter may engage in transactions that stabilize or maintain the price of the Common Stock or Warrants at levels above those which might otherwise prevail in the open market, including syndicate short covering transactions and penalty bids. Such transactions may be effected on Nasdaq, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.


   In January 1997, the Underwriter acted as placement agent for the Bridge Financing and was paid a commission of $150,000 (10%) and a nonaccountable expense allowance of $45,000 (3%).

                            CHANGE IN ACCOUNTANTS


   Effective January 1997, Grant Thornton LLP was engaged as the Company's independent auditors, replacing Richard A. Eisner & Company, LLP, the Company's former auditors. The appointment of Grant Thornton LLP has been approved by the Company's Board of Directors. The former auditors' report on the Company's financial statements for the year ended December 31, 1995 is included in the financial statements of the Company included in this Prospectus. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to the Company's financial statements for the fiscal year ended December 31, 1995 or up through the time of replacement, which, if not resolved to the former auditors' satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report. The report of Richard A. Eisner & Company, LLP in connection with such audit did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles. Prior to retaining Grant Thornton LLP, the Company had not consulted with Grant Thornton LLP regarding accounting principles.

                                LEGAL MATTERS

   The legality of the securities offered hereby will be passed upon for the Company by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York. Graubard Mollen & Miller, New York, New York, has served as counsel to the Underwriter in connection with this Offering.

                                   EXPERTS


   The financial statements of Pivot Rules, Inc. at December 31, 1996 included herein have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

   The financial statements of Pivot Rules, Inc. for the year ended December 31, 1995 included herein have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their report thereon appearing herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. In consideration of the inclusion of such report, the Company has agreed to indemnify Richard A. Eisner & Company, LLP against any legal costs incurred by it and any damages assessed against it in the event that Richard A. Eisner & Company, LLP becomes a party to, or is threatened with, any litigation resulting from any sale of Securities pursuant to the Registration Statement or any transaction made in reliance upon information contained herein, provided that such indemnification shall not be effective with regard to any liability for professional malpractice or payment of settlement or judgment costs.


                            AVAILABLE INFORMATION

   The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions having been omitted from this Prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the Securities offered by this Prospectus and such omitted information, reference is made to the Registration Statement, including any and all exhibits and amendments thereto. Statements contained in this Prospectus concerning the provisions of any document filed as an exhibit are of necessity brief descriptions thereof and are not necessarily complete, and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by this reference.

   Following the effectiveness of the Registration Statement, the Company will be subject to the information requirements of the Exchange Act, and in accordance therewith the Company will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material, including the Registration Statement, can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

   The Company intends to furnish its shareholders annual reports containing financial statements audited and reported on by its independent public accounting firm and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                              PIVOT RULES, INC.
                        INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE

                                                                                   ------------

Independent Auditors' Reports

  Grant Thornton LLP..............................................................      F-2

  Richard A. Eisner & Company, LLP................................................      F-3

Financial Statements

  Balance Sheet as of December 31, 1996...........................................      F-4

  Statements of Operations for the Years Ended December 31, 1995 and 1996.........      F-5

  Statements of Changes in Shareholders' Equity for the Years Ended December 31,
    1995 and 1996 .................................................................     F-6

  Statements of Cash Flows for the Years Ended December 31, 1995 and 1996.........      F-7

  Notes to Financial Statements...................................................   F-8 -F-18

                        REPORT OF INDEPENDENT CERTIFIED
                              PUBLIC ACCOUNTANTS

To the Shareholders
 PIVOT RULES, INC.

We have audited the accompanying balance sheet of Pivot Rules, Inc. as of December 31, 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pivot Rules, Inc. at December 31, 1996 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

New York, New York
February 18, 1997

                        REPORT OF INDEPENDENT CERTIFIED
                              PUBLIC ACCOUNTANTS

To the Shareholders
Pivot Rules, Inc.
New York, New York

   We have audited the accompanying statements of operations, changes in shareholders' equity and cash flows of Pivot Rules, Inc. for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements enumerated above present fairly, in all material respects, the results of operations and cash flows of Pivot Rules, Inc. for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

RICHARD A. EISNER & COMPANY, LLP

New York, New York
October 21, 1996

                              PIVOT RULES, INC.
                                BALANCE SHEET
                              DECEMBER 31, 1996

                                           ASSETS
CURRENT ASSETS
 Cash.........................................................................   $   33,000
 Due from factor .............................................................      176,000
 Inventories .................................................................      835,000
 Prepaid expenses and other current assets ...................................      114,000
 Deferred income taxes .......................................................       97,000
                                                                               ------------
   Total current assets ......................................................    1,255,000

PROPERTY AND EQUIPMENT, NET ..................................................       89,000

DEFERRED COSTS AND OTHER ASSETS ..............................................      292,000
                                                                               ------------
   Total .....................................................................   $1,636,000
                                                                               ============
                            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Current portion of notes payable ............................................   $  230,000
 Short-term loan payable .....................................................      279,000
 Due to factor ...............................................................      123,000
 Accounts payable, accrued expenses and other current liabilities  ...........      336,000
 Income taxes payable ........................................................      112,000
                                                                               ------------
   Total current liabilities .................................................    1,080,000

NOTES PAYABLE, less current portion ..........................................      135,000

DEFERRED INCOME TAXES ........................................................       12,000
                                                                               ------------
                                                                                  1,227,000
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
 Common stock -$.01 par value; 10,000,000 shares authorized; 1,200,000 shares
  issued and outstanding .....................................................       12,000
 Additional paid-in capital ..................................................      397,000
                                                                               ------------
                                                                                    409,000
                                                                               ------------
   Total .....................................................................   $1,636,000
                                                                               ============

        The accompanying notes are an integral part of this statement.

                               PIVOT RULES, INC.
                           STATEMENTS OF OPERATIONS
                    YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                              1995          1996
                                                         ------------  ------------
Sales ..................................................   $7,124,000    $9,292,000
Less returns and allowances ............................      787,000       696,000
                                                         ------------  ------------
  Net sales ............................................    6,337,000     8,596,000

Cost of sales ..........................................    3,996,000     6,571,000
                                                         ------------  ------------
  Gross profit .........................................    2,341,000     2,025,000

Selling, marketing, design and administrative expenses      2,288,000     1,502,000
                                                         ------------  ------------
  Operating profit .....................................       53,000       523,000

Other income (expense)
 License fee income ....................................       58,000        90,000
 Other income ..........................................       10,000        35,000
 Interest expense and factoring charges ................     (418,000)     (443,000)
                                                         ------------  ------------
                                                             (350,000)     (318,000)
                                                         ------------  ------------
  Income (loss) before taxes ...........................     (297,000)      205,000

Provision (benefit) for income taxes ...................      (89,000)       70,000
                                                         ------------  ------------

  NET INCOME (LOSS) ....................................   $ (208,000)   $  135,000
                                                         ============  ============

Net income (loss) per share ............................         (.17)         $.11
                                                         ============  ============
Weighted average shares outstanding ....................    1,200,000     1,200,000
                                                         ============  ============

       The accompanying notes are an integral part of these statements.

                              PIVOT RULES, INC.
                STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    YEARS ENDED DECEMBER 31, 1995 AND 1996

                                    COMMON STOCK,          COMMON STOCK,
                                    NO PAR VALUE           $.01 PAR VALUE
                               ---------------------  ----------------------
                                 NUMBER                  NUMBER
                                   OF                      OF
                                 SHARES     AMOUNT       SHARES      AMOUNT
                               --------  -----------  -----------  ---------
Balance at December 31, 1994       200     $ 955,000
Net loss for the year ended
 December 31, 1995............
                               --------  -----------
Balance at December 31, 1995       200       955,000
Stock-split recapitalization .    (200)     (955,000)   1,200,000    $12,000
Net income for the year ended
 December 31, 1996............
                               --------  -----------  -----------  ---------
Balance at December 31, 1996        --    $       --    1,200,000    $12,000
                               ========  ===========  ===========  =========

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                             TREASURY STOCK
                                                        ----------------------
                                                          NUMBER
                                 PAID-IN     RETAINED       OF
                                 CAPITAL     EARNINGS     SHARES      AMOUNT        TOTAL
                               ----------  -----------  --------  ------------  -----------
Balance at December 31, 1994                 $ 399,000     (64)     $(872,000)    $ 482,000
Net loss for the year ended
 December 31, 1995............                (208,000)                            (208,000)
                               ----------  -----------  --------  ------------  -----------
Balance at December 31, 1995                   191,000     (64)      (872,000)      274,000
Stock-split recapitalization .   $397,000     (326,000)     64        872,000            --
Net income for the year ended
 December 31, 1996............                 135,000                              135,000
                               ----------  -----------  --------  ------------  -----------
Balance at December 31, 1996     $397,000    $      --      --      $      --     $ 409,000
                               ==========  ===========  ========  ============  ===========

        The accompanying notes are an integral part of this statement.

                              PIVOT RULES, INC.
                           STATEMENTS OF CASH FLOWS
                    YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                                         1995          1996
                                                                    ------------  -------------
Cash flows from operating activities
  Net (loss) income ...............................................   $(208,000)    $   135,000
  Adjustments to reconcile net (loss) income to net cash (used in)
   provided by operating activities
   Loss on equipment disposition ..................................          --           8,000
   Depreciation and amortization ..................................      43,000          55,000
   Deferred income taxes ..........................................      (8,000)        (40,000)
   Changes in operating assets and liabilities
    (Increase) decrease in
     Inventories ..................................................      78,000         792,000
      Prepaid expenses and other current assets ...................     (67,000)         89,000
      Income taxes receivable .....................................     (72,000)             --
    Increase (decrease) in
      Accounts payable and accrued expenses .......................    (128,000)        183,000
      Income taxes payable ........................................          --         184,000
                                                                    ------------  -------------
  Net cash (used in) provided by operating activities .............    (362,000)      1,406,000
                                                                    ------------  -------------
Cash flows from investing activities
  Purchase of property and equipment ..............................     (23,000)        (42,000)
  Trademark costs .................................................     (78,000)             --
                                                                    ------------  -------------
  Net cash used in investing activities ...........................    (101,000)        (42,000)
Cash flows from financing activities
  Costs associated with bridge financing and initial public
   offering  ......................................................          --        (128,000)
  Proceeds from notes payable .....................................      67,000         240,000
  Payments of notes payable .......................................     (59,000)       (492,000)
  Net increase (decrease) in advances from factor .................     389,000      (1,005,000)
                                                                    ------------  -------------
  Net cash provided by (used in) financing activities  ............     397,000      (1,385,000)
                                                                    ------------  -------------
  NET DECREASE IN CASH ............................................     (66,000)        (21,000)
Cash balance--January 1 ...........................................     120,000          54,000
                                                                    ------------  -------------
Cash balance--December 31 .........................................   $  54,000     $    33,000
                                                                    ============  =============
Supplemental disclosure of cash flow information:
  Cash paid during the year for
  Interest ........................................................   $ 308,000     $   209,000
                                                                    ============  =============
  Income taxes ....................................................   $  15,000     $        --
                                                                    ============  =============

       The accompanying notes are an integral part of these statements.

                              PIVOT RULES, INC.

                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1995 AND 1996

NOTE A--SUMMARY OF ACCOUNTING POLICIES

 1. COMPANY

   Pivot Rules, Inc. ("Company") designs, sources and markets a full collection of golf lifestyle sportswear for men under the Pivot Rules brand name and registered trademark.

 2. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 3. INVENTORIES

   Inventories, which consist of finished goods, are valued at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method.

 4. PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost. Equipment is depreciated on a straight-line basis over five to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease. Maintenance and repairs are expensed as incurred.

 5. DEFERRED COSTS


   Deferred costs are composed of trademark, organization and financing costs. The trademark and organization costs are amortized on the straight-line basis over their estimated lives of 10 years. The unamortized financing costs were costs incurred to obtain bridge financing in January 1997 and for costs incurred for the planned initial public offering scheduled for 1997. The Company's policy is to defer the initial public offering costs. If the initial public offering is successful, the Company will reduce additional paid-in capital. If the initial public offering is not successful, all costs pertaining to the offering will be expensed (Note O).


 6. INCOME TAXES

   Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 7. ADVERTISING EXPENSE

   Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 1995 and 1996 amounted to approximately $648,000 and $176,000, respectively.

 8. PREPAID EXPENSES


   Sample costs for upcoming seasons are deferred and charged to expenses in the season to which they pertain. Costs are deferred for a period of approximately six to nine months.

                              PIVOT RULES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                          DECEMBER 31, 1995 AND 1996

NOTE A--SUMMARY OF ACCOUNTING POLICIES  (Continued)

  9. REVENUE RECOGNITION

   Revenue is recognized when merchandise is shipped to a customer.

10. STOCK SPLIT

   As discussed in Note J, on January 2, 1997, the Company effected a 8,862.6292-to-1 stock split of its common stock. All share and per share amounts included in the accompanying financial statements and footnotes have been restated to reflect the stock split.

11. EARNINGS PER SHARE

   Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding and after giving effect to the stock split.

12. IMPACT OF NEW ACCOUNTING PRONOUNCEMENT

   In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 particularly affects the accounting for transfers of financial assets in which the seller has some type of continuing involvement with the transferred assets. The carrying amounts of the financial assets transferred are allocated to the various components of the transaction based on their relative fair values. The components are then accounted for separately, with parties to the transaction recognizing only assets they control and liabilities incurred, and removing from the balance sheet assets if control is surrendered and liabilities if extinguished. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor. Provisions of SFAS No. 125 are generally effective for transactions occurring after December 31, 1996. However, provisions with respect to secured borrowings and transfers of financial assets that are part of repurchase agreement, dollar-roll, securities lending, and similar transactions are effective for transactions occurring after December 31, 1997. The Company has made no assessment of the potential impact of adopting SFAS No. 125 at this time.

NOTE B--NOTES PAYABLE

   Notes payable at December 31, 1996 consist of the following:

Factor (a) .................  $ 195,000
Unrelated third party (b)...    170,000
                            -----------
                                365,000
Less current portion  .....    (230,000)
                            -----------
                              $ 135,000
                            ===========

     (a) The factor's note bears interest at 2% over the prime interest rate and requires monthly principal payments of $5,420 plus accrued interest. A balloon payment of approximately $135,000 is due upon maturity in January 1998. The note is collateralized by accounts receivable, inventory, other assets and 18 shares of the Company's treasury stock (159,527 after giving effect to the stock split).

                              PIVOT RULES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                          DECEMBER 31, 1995 AND 1996

NOTE B--NOTES PAYABLE  (Continued)

     Such treasury shares were retired subsequent to December 31, 1996. In the event of a default of the factoring agreement, this note shall become immediately due.

     (b) Notes payable from unrelated third party. Proceeds from this note were used to repay the amended treasury stock note. This loan bears interest at 12% per annum and is payable in ten monthly equal installments of $25,339.70, inclusive of interest. The final payment on the note is due in July 1997. This note is collateralized by a second position in inventory and receivables and 20 shares of a shareholder's stock (177,253 after giving effect to the stock split).

   Annual principal payments required as of December 31, 1996 on the aforementioned debt are as follows:

1997 ...   $230,000
1998 ...    135,000
         ----------
           $365,000
         ==========

NOTE C--SHORT-TERM LOAN PAYABLE

   As of December 31, 1995, the Company had a note payable for the purchase of treasury stock with interest at 12% per annum, payable in annual installments ranging from approximately $104,000 to $243,000 each December 31, through maturity in 1999. The payments originally due on December 31, 1995 were extended and payable in three monthly installments of $25,000 in January, February and March of 1996 and $75,000 in June of 1996. The note was collateralized by 44 shares of treasury stock (389,956 after giving effect to the stock split) held in escrow. Such treasury shares were retired subsequent to December 31, 1996.

   In September 1996, the agreement to purchase treasury stock was amended, and the outstanding balance plus accrued interest, of $39,000, was reduced to an aggregate of $240,000 plus certain contingent payments (not to exceed $279,000) based upon future distributions to remaining shareholders, or the sale of additional debt or equity securities.

   The Company borrowed $240,000 from an unrelated third party and used the proceeds to repay the amended treasury stock note. The new loan bears interest at 12% per annum and is payable in ten monthly installments commencing in October 1996 (Note B).


   In January 1997, the Company paid $60,000 regarding the contingent payments due under the above-referenced loan. The payment represented 5% of the net proceeds from the bridge loan (Note P).


NOTE D--FACTORING AGREEMENTS

   In April 1992, the Company entered into factoring and financing agreements whereby the Company sells substantially all of its trade receivables without recourse, to a commercial factor. Advances bear interest at 2% over the prime interest rate. In addition, the Company will also pay the factor an annual commission aggregating at least $30,000. Any amounts due to the factor are collateralized by accounts receivable, inventories and other assets.


   The amounts due to the factor at the balance sheet date represent the difference between charges and advances from the factor and accounts receivable assigned to the factor. Accrued letters of credit convert into advances from the factor when the letter of credit is presented and therefore are accounted for as due to factor.

                              PIVOT RULES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                          DECEMBER 31, 1995 AND 1996

NOTE D--FACTORING AGREEMENTS  (Continued)

    The Company incurred $388,000 and $415,000 of factoring commissions and interest charges on receivables sold and on advances for the years ended December 31, 1995 and 1996, respectively. In addition, the Company incurred interest expense of approximately $30,000 and $25,000 for the years ended December 31, 1995 and 1996, respectively, on the term note described in Note B.

   The amounts due to the factor as of December 31, 1996 consist of the following:

Accounts receivable assigned .............   $ 3,732,000
Less allowance for credits and bad debts        (256,000)
                                           -------------
                                               3,476,000
Accrued letters of credit ................      (574,000)
Advances from factor .....................    (3,025,000)
                                           -------------
Due to factor ............................   $  (123,000)
                                           =============

   In addition, the Company used a second factor for one customer during 1996. The net amount due from this factor amounted to approximately $176,000 as of December 31, 1996. Commissions associated with this agreement approximated $26,000.

NOTE E--PROPERTY AND EQUIPMENT

   Property and equipment as of December 31, 1996 consist of the following:

 Office equipment ...............................  $171,000
Leasehold improvements .........................     29,000
                                                 ----------
                                                    200,000
Less accumulated depreciation and amortization      111,000
                                                 ----------
                                                   $ 89,000
                                                 ==========

                              PIVOT RULES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                          DECEMBER 31, 1995 AND 1996

NOTE F--DEFERRED COSTS AND OTHER ASSETS

   As of December 31, 1996, deferred costs and other assets consist of the following:

Organization costs ...............................   $  7,000
Deferred financing costs for bridge financing and
 initial public offering .........................    129,000
Trademarks .......................................    170,000
Deposits .........................................     17,000
                                                   ----------
                                                      323,000
Less accumulated amortization ....................    (31,000)
                                                   ----------
                                                     $292,000
                                                   ==========

NOTE G--ACCOUNTS PAYABLE, ACCRUED EXPENSES AND
         OTHER CURRENT LIABILITIES

   As of December 31, 1996, accounts payable, accrued expenses and other current liabilities consist of the following:

Accrued bonuses...........   $144,000
Accrued professional
 fees.....................    111,000
Accrued sample costs .....     41,000
Other.....................     40,000
                           ----------
                             $336,000
                           ==========

NOTE H--INCOME TAXES

   As of December 31, 1995, the Company had available approximately $212,000 of net operating loss carryforwards for state and city income tax purposes. During 1996, the Company utilized the entire carryforward, which resulted in a tax benefit of approximately $10,000.

   The components of deferred tax assets and liabilities as of December 31, 1996 are as follows:

Deferred tax assets
 Accounts receivable
 reserves....................   $ 97,000
Deferred tax liabilities
 Tax over book depreciation .    (12,000)
                              ----------
Net deferred tax asset.......   $ 85,000
                              ==========

                              PIVOT RULES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                          DECEMBER 31, 1995 AND 1996

NOTE H--INCOME TAXES  (Continued)

    The provision (benefit) for income taxes is comprised of the following:

                1995         1996
            -----------  ----------
Current
 Federal ..   $(82,000)    $ 92,000
 State.....      l,000        5,000
 Foreign ..                  13,000
            -----------  ----------
               (81,000)     110,000
            -----------  ----------
Deferred
 Federal ..     (8,000)     (45,000)
 State.....                   5,000
            -----------  ----------
                (8,000)     (40,000)
            -----------  ----------
              $(89,000)    $ 70,000
            ===========  ==========

   Differences between book and tax are primarily due to temporary differences resulting from use of accelerated depreciation for income tax purposes and using the direct write-off method for receivables for tax purposes.


   The statutory Federal income tax rate and the effective rate of the provision for income taxes for the years ended December 31, 1995 and December 31, 1996 is reconciled as follows:



                                                    1995      1996
                                                 ---------  -------
Statutory Federal income tax rate...............    (34.0)%   34.0%
State taxes, net of Federal income tax
 benefits.......................................      0.0      3.2
Other...........................................      4.0     (3.1)
                                                 ---------  -------
Effective tax rate..............................    (30.0)%   34.1%
                                                 =========  =======



NOTE I--COMMITMENTS AND CONTINGENCIES

1. LETTERS OF CREDIT

   The Company had outstanding letters of credit in the aggregate amount of $952,000 as of December 31, 1996, of which $574,000 was reflected in the year-end balance sheet as due to factor. The Company's letter of credit facility with its factor provides that the factor has sole and complete discretion as to the extent to which the factor is willing to extend such credit.


2. EMPLOYMENT CONTRACTS

   The Company has an employment contract, which was amended on December 30, 1996, with the Chief Executive Officer and shareholder ("CEO"). The amended employment agreement, which expires on January 1, 2000, provides for a base salary plus annual bonuses at the discretion of the Board of Directors based upon operating profits before taxes and financing costs. In addition, the Company maintains a $1.2 million key person life insurance policy on the life of the CEO.

3. OPERATING LEASE

   The Company leases office, showroom and warehouse space under operating leases which expire through August 1999. Rent expense aggregated approximately $125,000 and $126,000 for the years ended December 31, 1995 and 1996.

                              PIVOT RULES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                          DECEMBER 31, 1995 AND 1996

NOTE I--COMMITMENTS AND CONTINGENCIES  (Continued)

    Future minimum annual rentals are as follows:

1997....   $123,000
1998....    112,000
1999 ...     43,000
         ----------
           $278,000
         ==========

4. CONSULTING AGREEMENT

   The Company entered into agreements with two former shareholders which originally provided that the Company will pay each former shareholder $37,500 on December 31, 2000 for consulting services. In September 1996, the agreements were amended so that if the Company is in compliance with the modified stock purchase agreement, the Company will only be obligated to pay $30,000 to each former shareholder in December 1998 for their future services.

5. PURCHASE MANAGEMENT AGREEMENTS

   In May 1996, the Company entered into a purchase management agreement with IDL International, LLC ("IDL"). Under the agreement, as amended in July 1996, the Company pays IDL a commission of 5% on the first $1 million of goods shipped to the Company in a given year and 2.5% thereafter. In addition, IDL is entitled to a bonus based on the Company's gross margins. This agreement expires December 31, 1998, unless cancelled by either party as per the terms of the agreement. Total fees incurred to IDL for the year ended December 31, 1996 amounted to approximately $112,000. The Company is in the process of negotiating an employment agreement with the president and principal owner of IDL. In the event the employment agreement is executed, the purchase management agreement between IDL and the Company will be terminated.

   The Company sources substantially all of its products through Textiles Network, Ltd. ("Textiles Network"), a Hong Kong agency that oversees production and quality control. Textiles Network negotiates prices, identifies factories to manufacture the products and conducts quality control on the Company's behalf. The Company works closely with Textiles Network to monitor each of these phases of the production process. The Company makes substantially all final decisions with regard to pricing and the selection of factories. Additionally, the Company approves samples of each garment prior to the commencement of production. The Company pays Textiles Network an 8% commission on the first $1 million of goods shipped to the Company and 7% thereafter. Total fees incurred to Textiles Network amounted to approximately $168,000 and $268,000 for the years ended December 31, 1995 and 1996, respectively.

6. LICENSING


   The Company has licensing agreements with licensees in a number of countries for its sportswear products, including Japan, Thailand, Singapore, Malaysia, Indonesia and Brunei. Under these licensing agreements, the Company designs the "Pivot Rules" product and the licensee either produces the product in accordance with the Company's quality standards or arranges for the manufacture of the product through the Company's sourcing arrangements. Licensing arrangements provided for minimum revenues of $58,000 in 1995 and $90,000 in 1996. These minimum licensing fees are recorded pro rata in the periods for which the minimums apply. Any amounts received in excess of minimums are recorded as revenues at the time they are received.

                              PIVOT RULES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                          DECEMBER 31, 1995 AND 1996

NOTE I--COMMITMENTS AND CONTINGENCIES  (Continued)

    The Company has entered into a worldwide representation agreement ("Representation Agreement") with International Management Corporation ("IMC") (a member company of International Management Group ("IMG")) under which IMC has been retained as the Company's sole and exclusive agent to identify, qualify and negotiate with prospective international licensing partners. IMG is a worldwide sports representation and marketing organization with offices in 74 countries worldwide. Under the terms of the Representation Agreement, IMC receives commissions equal to 30% of gross income for the first $1 million of gross income covered by the agreement and 35% thereafter from the Company on all international licensing revenues generated by the Company through licensing agreements negotiated or entered into while the Representation Agreement remains in effect. The Representation Agreement provides for an original term expiring on June 30, 1997, with automatic one-year renewal periods.

NOTE J--SHAREHOLDERS' EQUITY

1. SHAREHOLDERS' AGREEMENT

   The shareholders of the Company entered into an agreement which includes provisions, among others, related to the purchase and sale of stock by shareholders of the Company, granting of options, voting requirements, and with respect to the CEO of the Company, the repurchase of his shares by the Company upon termination, without cause, of his employment agreement. The shareholders' agreement was amended as of December 18, 1996 to provide that it will terminate automatically immediately before the registration statement filed in connection with the proposed initial public offering is declared effective by the Securities and Exchange Commission.

   The Company maintains a life insurance policy on the CEO's life. The amount of coverage provided by the policy is required to be the greater of $1,000,000 or the fair value of the common shares owned by the CEO. The proceeds of the policy are required to be used to purchase the shares of the Company's common stock held by the CEO's estate.

   On December 30, 1996, the CEO's employment agreement was amended such that, in the event of constructive termination as defined in the employment agreement, the CEO shall have the right to: (a) keep his stock; (b) require the Company to purchase all his stock at fair market value as defined in the agreement; or (c) sell his stock to a third party after giving the Company the right of first refusal. In addition, the Company's obligation to purchase shares of the Company's stock held by the CEO upon termination of CEO's employment will terminate automatically upon consummation of the proposed initial public offering.

2. TREASURY STOCK

   During 1994, the Company entered into a stock purchase agreement to purchase 64.6 shares of common stock (572,526 after giving effect to the stock split) from four shareholders for a purchase price of approximately $872,000, of which $50,000 was paid in cash and the balance was financed by the former shareholders (Note B). During December 1994, the Company borrowed approximately $325,000 under a term loan from its factor (Note B) to make the first debt service payment on the note due to the shareholders. As is more fully described in Note C, during 1996, the terms of the stock purchase agreement were amended.

3. RECAPITALIZATION

   In December 1996, the Board of Directors approved a plan of recapitalization through the use of a stock split. The recapitalization, which was effected on January 2, 1997, resulted in the authorization of

                              PIVOT RULES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                          DECEMBER 31, 1995 AND 1996

NOTE J--SHAREHOLDERS' EQUITY  (Continued)

 10,000,000 shares of $.01 par value common stock. Shareholders received 8,862.6292 shares for each share of the previous no par value common stock.

   In connection with the recapitalization, the Company's Board of Directors approved the retirement of the 64.6 shares of treasury stock (572,526 after giving effect to the stock split). Of the $872,000 in treasury stock, $546,000 was first offset against the common stock account with the remainder, totalling $326,000, reducing retained earnings.

NOTE K--OTHER INCOME

   Included in other income are non-recurring items which do not relate directly to ongoing business activity. Primarily included in this classification are net proceeds from settlements regarding trademark infringements settled in the favor of the Company. The settlements, individually and in the aggregate, are not considered material to the financial statements.

NOTE L--CONCENTRATIONS

   The Company sells its products to department stores, sporting goods stores, catalogs, corporations and discounters, including warehouse clubs. The Company utilizes a factor to evaluate the creditworthiness of most of its customers. The Company sells substantially all of its receivables to the factor. For approved accounts, the factor assumes all credit risk. For approved accounts, the factor has recourse in cases of disputes, chargebacks and reserves. For nonapproved accounts, the factor has full recourse. For nonfactored sales, credit losses have been within management's expectations. As of December 31, 1996, all accounts were approved by the factor. For the year ended December 31, 1996, four customers accounted for 45% of the Company's sales, including one customer accounting for approximately 24.7% of the Company's sales.


   Substantially all of the Company's products are manufactured by third parties in the Far East and India. The use of contractors and the resulting lack of direct control could make it difficult for the Company to obtain timely delivery of products of acceptable quality. Delays in shipments to the Company, inconsistent or inferior garment quality and other factors beyond the Company's control could adversely affect the Company's relationships with its customers, its reputation in the industry and its sales and operating results. Moreover, foreign manufacturing is subject to numerous risks, including work stoppages, transportation delays, political instability, foreign currency fluctuations, the imposition of tariffs and import and export controls, customs laws, changes in governmental policies and other factors that could have a material adverse effect on the Company's business, financial condition and operating results. In particular, there have been a number of recent trade disputes between China and the United States during which the United States threatened to impose tariffs and duties on some products imported from China and to withdraw China's "most favored nation" trade status. In addition, since the Company's sourcing activities are based in Hong Kong, such activities may be affected by the return of Hong Kong to Chinese control in July 1997. Furthermore, because the Company's foreign manufacturers are located at great distances from the Company, the Company must generally allow for a significant amount of lead time for the delivery of products. This reduces the Company's manufacturing flexibility, which increases the risks associated with changes in fashion trends and consumer preferences. These risks will increase as the Company seeks to source some of its products through manufacturers in areas where labor and fabric costs are lower than those in areas where the Company's products are currently produced.

                              PIVOT RULES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                          DECEMBER 31, 1995 AND 1996

NOTE M--FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash, Short-term loan payable--the carrying amount approximates fair value due to the short-term maturities of these instruments.

     Letters of Credit--letters of credit collateralize the Company's obligations to the factor and have terms ranging from 30 days to 120 days; the face amount of the letters of credit approximate fair value since the value for each is fixed over a relatively short period of time.

     Long-term Debt--fair value is estimated based on current rates offered to the Company for debt of the same remaining maturities.

   The carrying amount and fair value of the Company's financial instruments as of December 31, 1996 are as follows:

                           CARRYING
                            AMOUNT     FAIR VALUE
                         ----------  ------------
Cash....................   $ 33,000     $ 33,000
Long-term debt..........    365,000      365,000
Short-term loan
 payable................    279,000      279,000
Letters of credit.......    574,000      574,000


NOTE N--NONCASH ACTIVITY


   During 1996, the Company amended its agreement with a former shareholder which resulted in a reclassification of approximately $279,000 from notes payable to short-term loan payable. This transaction has been excluded on the statement of cash flows.


NOTE O--LEGAL PROCEEDINGS


   The Company is, from time to time, a party to routine litigation arising in the normal course of its business. The Company believes that none of these actions will have a material adverse effect on the business, financial condition or operating results of the Company.


NOTE P--SUBSEQUENT EVENTS


BRIDGE FINANCING

   On January 2, 1997, the Company issued 15 units, each consisting of one convertible subordinated secured promissory note in the principal amount of $100,000 per unit, ("Note") and warrants to purchase 40,000 shares of common stock of the Company, no par value, at an exercise price of $2.50 ("Warrants"). The issuance resulted in $1,500,000 of gross proceeds. Net proceeds amounted to $1,290,000 after underwriter expenses and brokerage fees, but before additional debt issuance costs. A portion of the gross proceeds has been allocated to the warrants based on their estimate of fair market value, resulting in an estimate of $138,000 of original issue discount and a $138,000 increase in paid-in capital.

   Interest on the Notes will accrue at a rate of 10% per annum from January 2, 1997 through April 30, 1997, and at the rate of 12% per annum thereafter until maturity. Principal and interest on the Note are payable upon the earliest of: (i) the closing of the Company's initial public offering of securities, as

                              PIVOT RULES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                          DECEMBER 31, 1995 AND 1996

NOTE P--SUBSEQUENT EVENTS  (Continued)

 described below, (ii) twenty-four months from the date of closing of the issuance of these securities, (iii) the sale of all or substantially all of the Company's assets, (iv) the sale or exchange (including by way of merger) of all or substantially all of the outstanding shares of the Company's common stock, or (v) Offering Termination, as defined in the Notes.

   The Warrants are exercisable at a price of $2.50 per share, commencing on January 1, 1998 and expiring at the close of business on December 31, 2002. The Warrants have been valued at $.23 each. The Warrants will be registered for public resale by the holders thereof in the registration statement to be filed for the initial public offering. If the initial public offering is declared effective by the Securities and Exchange Commission, the Warrants will be converted (on a one-for-one basis) into warrants with the same terms sold in the initial public offering ("IPO Warrants"). The IPO Warrants will be exercisable at an anticipated price per share equal to the initial public offering of the common stock, commencing one year after the effective date and expiring at the closing of business on the fifth anniversary of the effective date.

PROPOSED INITIAL PUBLIC OFFERING

   On October 3, 1996, the Company entered into an agreement with an underwriter pursuant to which the Company intends to prepare and file with the Securities and Exchange Commission a registration statement on Form SB-2 or other appropriate form in order to permit the initial public offering of 1,500,000 shares of the Company's common stock and 1,500,000 IPO Warrants, each warrant to purchase one share of the Company's common stock. The Company anticipates that the registration statement will be declared effective during the second quarter of 1997; however, there can be no assurance that a registration statement will be declared effective.

COMMITMENTS

   In February 1997, the Company committed to purchase approximately $75,000 of fixed assets.

   NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                              TABLE OF CONTENTS


                                                PAGE
                                             --------
Prospectus Summary .........................      3
Risk Factors ...............................      7
Dilution ...................................     13
Use of Proceeds ............................     14
Capitalization .............................     16
Dividend Policy ............................     16
Selected Financial Data ....................     17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ...............................     18
Business ...................................     21
Management .................................     26
Principal Shareholders .....................     30
Certain Transactions .......................     30
Description of Securities ..................     31
Shares Eligible for Future Sale ............     34
Underwriting ...............................     36
Change in Accountants ......................     37
Legal Matters ..............................     38
Experts ....................................     38
Available Information ......................     38
Index to Financial Statements ..............    F-1


   UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OR WARRANTS, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

 #############################################################################

                               GRAPHIC OMITTED
                                IGT: "67977LOGO"

 #############################################################################

                       1,500,000 SHARES OF COMMON STOCK
                                     AND
                         1,500,000 REDEEMABLE COMMON
                           STOCK PURCHASE WARRANTS

                                  PROSPECTUS


 #############################################################################

                               GRAPHIC OMITTED
 PICKUP: "p1"
 =============================================================================
 IMAGE: "gkn8"
 =============================================================================
 #############################################################################

                                        , 1997

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Registrant's Certificate of Incorporation and By-Laws provide that the Registrant shall indemnify its directors, officers, employees and agents to the fullest extent permitted by New York law.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions and the 3% nonaccountable expense allowance payable to the Underwriter, payable by the Registrant in connection with the sale of the Common Stock being registered. Expenses relating to the offer and sale of the Selling Securityholders' Bridge Warrants (except commissions or discounts and fees of the Selling Securityholders' own professionals, if any) will be borne by the Company. All amounts are estimates except the Commission registration fee and the NASD filing fee.

Commission registration fee....................  $  8,006.81
NASD filing fee................................     3,143.91
Nasdaq and Boston Stock Exchange listing fees      25,000.00
Blue sky fees and expenses ....................    50,000.00
Legal fees and expenses........................   135,000.00
Accounting fees and expenses...................    60,000.00
Printing and engraving ........................    75,000.00
Transfer agent fees............................     2,000.00
Miscellaneous expenses.........................    91,849.28
                                                ------------
  Total........................................  $450,000.00
                                                ============

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

   Since January 1, 1994, the Registrant has issued and sold the following securities (as adjusted to reflect an 8,862.6292-for-1 stock split effected in January 1997):

   On January 2, 1997, the Registrant sold to 45 purchasers an aggregate of $1,500,000 principal amount of the Registrant's secured subordinated convertible promissory notes ("Bridge Notes") due upon the earliest of (a) the closing of the Company's initial public offering, (b) January 2, 1999,
(c) the sale of all or substantially all of the Registrant's assets, (d) the sale or exchange (including by way of merger) of all or substantially all of the outstanding shares of the Registrant's Common Stock, (e) the merger or consolidation of the Registrant, or (f) an "Offering Termination" as defined in the Bridge Notes ("Maturity Date"). Upon an Offering Termination, all outstanding principal and interest due under the Bridge Notes is convertible into Common Stock of the Registrant at the rate of $2.50 per share. The Bridge Notes bear interest at 10% per annum until April 30, 1997 and 12% per annum thereafter, payable on the Maturity Date. The Bridge Notes were sold as Units consisting of (a) a promissory note in the principal amount of $100,000 and (b) warrants to purchase 40,000 shares of the Registrant's Common Stock at an exercise price of $2.50 per share, exercisable during the time period commencing on January 1, 1998 and ending on December 31, 2002 ("Bridge Warrants"). Upon consummation of the Registrant's initial public offering, the Bridge Warrants will automatically convert into Warrants identical to those sold in the offering covered by this Registration Statement. The price per Unit was $100,000 and all fifteen Units that were offered were sold. GKN Securities Corp. acted as the Registrant's placement agent for purposes of the offering of the Units and received a commission of $150,000 and a non-accountable expense allowance of $45,000.

   The transactions described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits


  EXHIBIT NO.                                         DESCRIPTION

---------------  ------------------------------------------------------------------------------------

       1.1       Form of Underwriting Agreement.

       3.1       Restated Certificate of Incorporation of the Company.

       3.2       Amended and Restated By-Laws of the Company.

     * 4.1       Specimen Common Stock certificate.

       4.2       Form of Underwriter's Purchase Option.

     + 4.3       Form of Subscription Agreement, dated as of January 2, 1997, by and between the
                 Company and certain purchasers.

     + 4.4       Form of Bridge Warrant.

     * 4.5       Specimen Redeemable Common Stock Purchase Warrant.

       4.6       Form of Warrant Agreement.

     * 5.1       Opinion of Shereff, Friedman, Hoffman & Goodman, LLP.

     +10.1       Loan Agreement by and between the Company and Joseph J. Boughton, Jr., dated
                 February 6, 1992.

     +10.2       Letter Agreement by and between the Company and Joseph J. Boughton, Jr., dated
                 November 7, 1996.

     +10.3       Stock Purchase Agreement, dated as of September 30, 1994, by and between the
                 Company, Leisure Wear Inc., David M. Goldblatt Inc. Profit Sharing Plan, David
                 Goldblatt, Anita Goldblatt and Jeffrey Goldstein.

     +10.4       Agreement, dated as of September 24, 1996, by and between the Company, Leisure Wear
                 Inc., David M. Goldblatt Inc. Profit Sharing Plan, David Goldblatt, Anita Goldblatt
                 and Jeffrey Goldstein.

     +10.5       Factoring Agreement by and between the Company and Heller Financial, Inc.
                 ("Heller"), dated April 1992.

     +10.6       Letter of Credit Financing Agreement by and between the Company and Heller, dated as of April 28, 1992.

     +10.7       Collateral Installment Note by the Company on behalf of Heller, dated December 8,
                 1994.

     +10.8       Letter Agreement by and between the Company and Heller, dated December 18, 1996.

     +10.9       Promissory Note dated September 30, 1996, executed by the Company in favor of Edward
                 H. Mank ("Mank").

     +10.10      Letter Agreement by and between the Company and Mank, dated December 23, 1996.

                               II-2

  EXHIBIT NO.                                         DESCRIPTION

---------------  ------------------------------------------------------------------------------------

     +10.11      Amended and Restated Employment Agreement by and between the Company and E. Kenneth
                 Seiff, to be in effect as of the consummation of the Offering.

     +10.12      Representation Agreement by and between the Company and International Merchandising
                 Corporation, dated May 10, 1994.

     +10.13      Lease Agreement by and between the Company and 80 West 40th Street Associates, dated
                 October 1992.

     +10.14      Lease Agreement by and between the Company and Sound Floor Coverings, Inc., dated
                 November 18, 1994.

     +10.15      Agreement by and between the Company and Textiles Network, Ltd., dated
                 August 1996.

      10.16      1997 Stock Option Plan.

     +10.17      Agreement by and between the Company and IDL International, LLC, dated May 1996.

     +10.18      Addendum to Agreement by and between the Company and IDL International, LLC, dated
                 July 1996.

      10.19      Employment Agreement by and between the Company and David Lewis, dated as of March
                 1, 1997.

      10.20      Employment Agreement by and between the Company and William McLoone, dated as of
                 March 17, 1997.

      16         Letter of Richard A. Eisner & Company, LLP, Independent Auditors.

      23.1       Consent of Grant Thornton LLP, Independent Auditors.

      23.2       Consent of Richard A. Eisner & Company, LLP, Independent Auditors.

     *23.3       Consent of Shereff, Friedman, Hoffman & Goodman, LLP (included in Exhibit 5.1).

     +24         Power of Attorney (included on the signature page to initial filing).

     +27         Financial Data Schedule.


------------
* To be filed by amendment.
+ Previously filed.


ITEM 28. UNDERTAKINGS

   The Registrant hereby undertakes that it will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (1) Include any prospectus required by Section 10(a)(3) of the Securities Act;

     (2) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

     (3) Include any additional or changed material information on the plan of distribution.


   The Registrant hereby undertakes that, in the event the Company is notified subsequent to the time this registration statement is declared effective that the Underwriter or any dealer intends to acquire Securities from the selling securityholders, it will file a post-effective amendment to this registration statement to reflect an arrangement involving 10% or more of the Securities registered for resale and will file a supplement to the prospectus contained in this registration statement to reflect an arrangement involving between 5% and 9% of the Securities registered for resale.

    The Registrant hereby undertakes to provide to the Underwriter, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The Registrant hereby undertakes:

     (1) that, for the purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 17th day of April, 1997.


                                               PIVOT RULES, INC.


                                               By: /s/ E. Kenneth Seiff
                                                   ---------------------------
                                                   E. Kenneth Seiff
                                                   Chief Executive Officer,
                                                   President and
                                                   Treasurer (Principal
                                                   Executive Officer)

   In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on this 17th day of April, 1997.



        SIGNATURE                                 TITLE

------------------------  ----------------------------------------------------  ----

/s/ E. Kenneth Seiff
------------------------- Director, Chief Executive Officer, President and
E. Kenneth Seiff          Treasurer (Principal Executive Officer)

*
------------------------- Director
Martin Miller

*
------------------------- Director
Alan Millstein

*
------------------------- Director
Fred Rosenfeld

*
------------------------- Director
Robert Stevens

/s/ Meena N. Bhatia
------------------------- Chief Financial Officer (Principal Financial and
Meena N. Bhatia           Accounting Officer)

-------------------------

*By: /s/ E. Kenneth Seiff, as Attorney-in-Fact


                                EXHIBIT INDEX

  EXHIBIT NO.                                         DESCRIPTION                                        PAGE NO.

---------------  -----------------------------------------------------------------------------------  ------------

       1.1       Form of Underwriting Agreement.

       3.1       Restated Certificate of Incorporation of the Company.

       3.2       Amended and Restated By-Laws of the Company.

      *4.1       Specimen Common Stock certificate.

       4.2       Form of Underwriter's Purchase Option.

      +4.3       Form of Subscription Agreement, dated as of January 2, 1997, by and between the
                 Company and certain purchasers.

      +4.4       Form of Bridge Warrant.

      *4.5       Specimen Redeemable Common Stock Purchase Warrant.

       4.6       Form of Warrant Agreement.

      *5.1       Opinion of Shereff, Friedman, Hoffman & Goodman, LLP.

     +10.1       Loan Agreement by and between the Company and Joseph J. Boughton, Jr., dated
                 February 6, 1992.

     +10.2       Letter Agreement by and between the Company and Joseph J. Boughton, Jr., dated
                 November 7, 1996.

     +10.3       Stock Purchase Agreement, dated as of September 30, 1994, by and between the
                 Company, Leisure Wear Inc., David M. Goldblatt Inc. Profit Sharing Plan, David
                 Goldblatt, Anita Goldblatt and Jeffrey Goldstein.

     +10.4       Agreement, dated as of September 24, 1996, by and between the Company, Leisure Wear
                 Inc., David M. Goldblatt Inc. Profit Sharing Plan, David Goldblatt, Anita Goldblatt
                 and Jeffrey Goldstein.

     +10.5       Factoring Agreement by and between the Company and Heller Financial, Inc.
                 ("Heller"), dated April 1992.

     +10.6       Letter of Credit Financing Agreement by and between the Company and Heller, dated as of April 28, 1992.

     +10.7       Collateral Installment Note by the Company on behalf of Heller, dated December 8,
                 1994.

     +10.8       Letter Agreement by and between the Company and Heller, dated December 18, 1996.

     +10.9       Promissory Note dated September 30, 1996, executed by the Company in favor of
                 Edward H. Mank ("Mank").

     +10.10      Letter Agreement by and between the Company and Mank, dated December 23, 1996.

     +10.11      Amended and Restated Employment Agreement by and between the Company and E. Kenneth
                 Seiff, to be in effect as of the consummation of the Offering.

     +10.12      Representation Agreement by and between the Company and International Merchandising
                 Corporation, dated May 10, 1994.

  EXHIBIT NO.                                         DESCRIPTION                                        PAGE NO.

---------------  -----------------------------------------------------------------------------------  ------------

     +10.13      Lease Agreement by and between the Company and 80 West 40th Street Associates, dated October 1992.

     +10.14      Lease Agreement by and between the Company and Sound Floor Coverings, Inc., dated
                 November 18, 1994.

     +10.15      Agreement by and between the Company and Textiles Network, Ltd., dated August 1996.

      10.16      1997 Stock Option Plan.

     +10.17      Agreement by and between the Company and IDL International, LLC, dated May 1996.

     +10.18      Addendum to Agreement by and between the Company and IDL International, LLC, dated
                 July 1996.

      10.19      Employment Agreement by and between the Company and David Lewis, dated as of March
                 1, 1997.

      10.20      Employment Agreement by and between the Company and William McLoone, dated as of
                 March 17, 1997.

      16         Letter of Richard A. Eisner & Company, LLP, Independent Auditors.

      23.1       Consent of Grant Thornton LLP, Independent Auditors.

      23.2       Consent of Richard A. Eisner & Company, LLP, Independent Auditors.

     *23.3       Consent of Shereff, Friedman, Hoffman & Goodman, LLP (included in Exhibit 5.1).

     +24         Power of Attorney (included on the signature page to initial filing).

     +27         Financial Data Schedule.

------------
* To be filed by amendment.
+ Previously filed.
